Exhibit 99.1

MANAGEMENT'S DISCUSSION
AND ANALYSIS

For the year ended December 31, 2010

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of February 16, 2011, and is intended to supplement and complement Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2010, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to see volatility as economies around the world continue their cautious recovery from the economic difficulties experienced over the last several years. Volatility in the price of gold and silver may impact the Company's revenue, while volatility in the price of other commodities, such as oil and foreign exchange rates, particularly the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, and Ghanaian cedi, may have an impact on the Company's operating costs and capital expenditures (see section 11 - Risk Analysis for additional details on the impact of foreign exchange rates). Moreover, the global financial crisis may impact the demand for gold as gold has traditionally been viewed as a "safe haven" (see section 2 - Gold Supply and Demand Fundamentals for additional details).

During 2010, the Company amended its credit facility agreement to increase the amount of available credit to $600.0 million, on an unsecured basis, and increased the amount of the letter of credit guarantee facility to $136.0 million. As at December 31, 2010, the Company had $513.2 million available under its credit facility arrangements. During 2009, the Company filed a shelf prospectus in Canada and a shelf registration statement in the United States, qualifying the issuance

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         21

of up to $1 billion of common shares and debt securities. Maintaining a current shelf prospectus and registration statement with the regulators will allow the Company to more readily access the Canadian and US public capital markets.

Segment profile

Each of the Company's significant operating mines is considered to be a separate segment. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross.

			Ownership percentage at December 31
Operating Segments	Operator	Location	2010	2009	2008

Fort Knox	Kinross	U.S.A.	100%	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%	50%
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%	100%
Kupol	Kinross	Russian Federation	75%	75%	75%
Paracatu	Kinross	Brazil	100%	100%	100%
Crixás	AngloGold Ashanti	Brazil	50%	50%	50%
La Coipa	Kinross	Chile	100%	100%	100%
Maricunga	Kinross	Chile	100%	100%	100%
Tasiast	Kinross	Mauritania	100%	-	-
Chirano	Kinross	Ghana	90%	-	-

Consolidated Financial and Operating Highlights

	Year ended December 31,			2010 vs 2009		2009 vs 2008
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2010	2009	2008	Change	% Change	Change	% Change

Operating Highlights
Total gold equivalent ounces (a)
Produced (b)	2,527,695	2,470,042	1,994,674	57,653	2%	475,368	24%
Sold (b)	2,537,175	2,487,076	1,888,954	50,099	2%	598,122	32%
Attributable gold equivalent ounces (a)
Produced (b)	2,334,104	2,238,665	1,838,038	95,439	4%	400,627	22%
Sold (b)	2,343,505	2,251,189	1,756,056	92,316	4%	495,133	28%
Financial Highlights
Metal sales	$3,010.1	$2,412.1	$1,617.0	$598.0	25%	$795.1	49%
Cost of sales (c)	$1,255.4	$1,047.1	$768.8	$208.3	20%	$278.3	36%
Accretion and reclamation expense	$29.0	$19.3	$24.7	$9.7	50%	$(5.4)	(22%	)
Depreciation, depletion and amortization	$517.5	$447.3	$273.8	$70.2	16%	$173.5	63%
Impairment charges - Goodwill	$-	$-	$994.1	$-	-	$(994.1)	(100%	)
Operating earnings (loss)	$867.2	$645.9	$(611.6)	$221.3	34%	$1,257.5	206%
Net earnings (loss)	$771.6	$309.9	$(807.2)	$461.7	149%	$1,117.1	138%
Basic earnings (loss) per share	$0.94	$0.45	$(1.28)	$0.49	109%	$1.73	135%
Diluted earnings (loss) per share	$0.93	$0.44	$(1.28)	$0.49	111%	$1.72	134%
Cash flow from operating activities	$968.4	$785.6	$443.6	$182.8	23%	$342.0	77%
Average realized gold price per ounce	$1,191	$967	$857	$224	23%	$110	13%
Consolidated cost of sales per equivalent ounce sold (b),(c)	$495	$421	$407	$74	18%	$14	3%

(a)
Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75%) and Chirano (90%) production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2010 - 60.87:1, 2009 - 66.97:1, 2008 - 58.17:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Consolidated Financial Performance

Unless otherwise stated, "attributable" production and sales includes only Kinross' share of Kupol (75%) and Chirano (90%).

2010 vs. 2009

Kinross' attributable production for 2010 increased by 4% compared to 2009. During 2010, production increased at Fort Knox due to a full year of production from the heap leach pad which commenced production in the fourth quarter of 2009, at Paracatu due to operating improvements and enhanced recoveries, and at Kettle River-Buckhorn as the mine was ramping up to targeted production during 2009. Additionally, Kinross acquired Red Back Mining Inc. ("Red Back") on September 17, 2010, incorporating the production of its two operating mines, Tasiast and Chirano for the balance of 2010. The increases in production were offset by lower production at Kupol and in Chile. Production for 2010 was lower at Kupol due to lower grades. At La Coipa, production was negatively impacted by adverse weather conditions and a higher concentration of clay in the ore blend which impacted filter plant capacity and recovery rates, while at Maricunga access to ore was restricted as mining reached the bottom of the Verde pit.

Metal sales amounted to $3,010.1 million in 2010, a 25% increase over 2009. The increase in metal sales can be attributed to higher metal prices and a 2% increase in gold equivalent ounces sold (2,537,175 ounces) compared to 2009

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         23

(2,487,076 ounces). The average realized gold price increased by 23% to $1,191 for 2010 compared with $967 in 2009. Attributable gold equivalent ounces sold in 2010 were slightly higher than attributable gold equivalent ounces produced, as finished goods inventory on hand at the end of December 31, 2009 was sold during 2010. The acquisition of Red Back during 2010 contributed $194.8 million to total metal sales.

Cost of sales increased by 20% to $1,255.4 million in 2010 compared with $1,047.1 million for 2009. Cost of sales was higher during 2010 largely due to increased production at Fort Knox and Paracatu, and increased contractor and energy costs at La Coipa. Fort Knox also experienced higher costs, including energy and diesel, associated with the full year operation of the heap leach pad during 2010. Additionally, Kinross acquired Red Back on September 17, 2010, incorporating cost of sales of $94.7 million from its two operating mines, Tasiast and Chirano, for the balance of 2010.

Accretion and reclamation increased from $19.3 million in 2009 to $29.0 million in 2010, primarily due to revised reclamation costs at sites.

Depreciation, depletion and amortization increased to $517.5 million compared with $447.3 million for 2009. Significant increases were recorded at Kettle River-Buckhorn and Paracatu due to higher gold equivalent ounces sold. At Fort Knox, depreciation was recorded for the full year of 2010 on the heap leach pad that commenced production during the fourth quarter of 2009. Additionally, Kinross recorded depreciation, depletion and amortization of $51.5 million at Tasiast and Chirano between September 17 and December 31, 2010. These increases were offset to some extent by a $48.5 million reduction in depreciation, depletion and amortization at Kupol as a result of lower gold equivalent ounces sold.

During 2010, the Company recorded operating earnings of $867.2 million compared with $645.9 million for 2009, an increase of 34%. Operating earnings reflect the impact of higher metal prices, offset to some extent by higher cost of sales, depreciation, depletion and amortization, exploration and business development, and higher general and administrative expenses compared with 2009.

Net earnings increased to $771.6 million or $0.94 per share in 2010 compared with $309.9 million or $0.45 per share in 2009. The increase reflects higher operating earnings and gains on the sale of assets and investments of $348.5 million. Gains of $146.4 million and $95.5 million were recognized on the sales of Kinross' equity interest in Harry Winston Diamond Corporation ("Harry Winston") and on its Working Interest in the Diavik Diamond Mines joint venture ("Diavik"), respectively, a gain of $74.1 million was recorded on the sale of shares in Osisko Mining Corporation ("Osisko"), and a pre-tax gain of $36.7 million was recognized on the sale of one-half of the Company's interest in Cerro Casale. Earnings per share was impacted by a 133.0 million increase in the weighted average number of common shares outstanding in 2010 compared with 2009, primarily due to shares issued in the acquisition of Red Back.

Operating cash flows were $968.4 million in 2010 compared with $785.6 million for 2009. Higher operating cash flows for 2010 reflect the impact of higher metal prices.

Cost of sales per ounce increased to $495 per ounce compared with $421 per ounce for 2009, reflecting the changes in cost of sales and gold equivalent ounces sold noted above.

2009 vs. 2008

In 2009, Kinross' attributable production increased by 22% to 2,238,665 gold equivalent ounces compared with 1,838,038 for 2008. A full year of attributable production at Kupol and Kettle River-Buckhorn and additional production from the Paracatu expansion resulted in an increase of 536,982 gold equivalent ounces. This increase was offset to some extent by lower production at Fort Knox, primarily the result of planned lower grades, and Round Mountain, the result of lower throughput. Additionally, 2008 production included 39,585 gold equivalent ounces at Julietta, which was sold in August 2008.

Metal sales for 2009 were $2,412.1 million, a 49% increase compared with $1,617.0 million in 2008. The increase in metal sales can be attributed to higher realized gold prices and more gold equivalent ounces sold. Higher realized gold and silver prices were responsible for $195.8 million of the increase in metal sales compared with 2008. Gold equivalent ounces sold for 2009 were 2,487,076, an increase of 32% over the prior year, as 2009 reflects a full year of production at Kupol and Kettle River-Buckhorn and additional production from the Paracatu expansion. These operations were in various stages of development during 2008. Gold equivalent ounces sold were higher primarily due to higher production. Higher sales volumes accounted for the remaining increase in metal sales compared with 2008. Additionally, gold equivalent ounces sold in 2009 were partially impacted by timing of shipments, as shipments produced at the end of 2008 were sold in 2009.

Cost of sales increased by 36% to $1,047.1 million compared with $768.8 million for 2008, which reflects more gold equivalent ounces sold. Additionally, higher costs were experienced as a result of the on-going challenges in achieving targeted throughput and recovery in the new plant at Paracatu during 2009. Cost of sales, however, was positively impacted as the average U.S. dollar exchange rate relative to the Russian rouble, Brazilian real and Chilean peso was stronger during 2009 compared with 2008.

Accretion and reclamation expense was $19.3 million, a decrease of $5.4 million from 2008, primarily due to a revision to the Company's reclamation liability as at December 31, 2009.

Depreciation, depletion and amortization increased by 63% to $447.3 million compared with $273.8 million for 2008, as 2009 results reflect the impacts of a full year of production at Kupol and Kettle River-Buckhorn and increased production from the Paracatu expansion. These projects were in various stages of development and not depreciated during the earlier part of 2008.

During 2009, the Company recorded operating earnings of $645.9 million compared with an operating loss of $611.6 million for 2008. Operating earnings reflect the impact of higher gold equivalent ounces sold offset by a slightly higher cost of sales per ounce, and higher depreciation, depletion and amortization. Additionally, the operating loss in 2008 includes a non-cash goodwill impairment charge of $994.1 million.

Net earnings for the year were $309.9 million or $0.45 per share and reflect higher gold equivalent ounces sold, although this was partially offset by higher depreciation, foreign exchange losses, and higher income and mining tax expenses. Included in net earnings is tax expense related to foreign exchange gains on U.S. dollar intercompany and third party debt owing by Paracatu. The tax expense related to the gains is calculated locally in Brazilian reais and is included in the consolidated income tax expense, however, since the Company's functional currency is the U.S. dollar, this foreign exchange gain is excluded from the Company's consolidated income before taxes. In addition, the net earnings contain a tax recovery with respect to the settlement of several of its Brazilian federal tax debts under the Brazilian Federal Tax Amnesty Program along with a recovery due to the true-up of past year's tax balances. On December 23, 2009, $545 million of intercompany debt and accrued interest owing by Paracatu was converted into preferred shares of Paracatu. This transaction has eliminated approximately 80% of the Company's exposure to the impact of the volatility of the Brazilian real with respect to U.S. dollar denominated debt. The Company also recorded foreign exchange losses of $91.0 million as a result of the revaluation of foreign currency denominated balances, largely future income and mining taxes, as a result of a weaker spot US dollar at December 31, 2009 compared with December 31, 2008.

Operating cash flows of $785.6 million reflect the impact of higher gold equivalent ounces sold and higher metal prices. Additionally, operating cash flows were positively impacted by a smaller change in inventory balances, as 2008 reflects the build up of inventory at Kupol and the positive cash flow impact of a higher accounts payable and accrued liability balance at

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         25

Kupol and the Corporate offices at December 31, 2009, while the tax settlement under the Brazilian Federal Tax Amnesty program reduced operating cash flow by $71.0 million.

Cost of sales per ounce increased by 3% compared with 2008, largely due to sales of higher cost production at Paracatu.

Reserves (1)

Kinross' total estimated proven and probable mineral reserves at year-end 2010 increased by 11.5 million ounces to 62.4 million ounces of gold, a 23% increase over year-end 2009. The net increase is due to the acquisition of Red Back Mining which added 10.0 million ounces to mineral reserves through the addition of the Tasiast (7.6 million ounces) and Chirano (2.4 million ounces) properties. Mineral reserves of 6.8 million ounces were also reported for the first time at the Fruta del Norte development property upon completion of the pre-feasibility study. This addition offset the 5.8 million ounce decrease at Cerro Casale from the sale of 25% of the project.

(1)
For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's press release filed with Canadian and U.S. regulators on February 16, 2011.

In 2010, depletion from production at all operations totaled 2.4 million ounces.

Proven and probable silver reserves at year-end 2010 decreased by 12.0 million ounces, or 12% to 91.0 million ounces, versus 103.0 million ounces at year-end 2009 as a result of depletion at La Coipa and Kupol.

Proven and probable copper reserves at year-end 2010 decreased to 1.4 billion pounds primarily due to the sale of half our interest in the Cerro Casale project.

2. IMPACT OF KEY ECONOMIC TRENDS

Price of Gold - Four Year Price Performance

Gold Price History

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2010 the price of gold hit a new all time high of approximately $1,431 per ounce. The low price for the year was $1,045 per ounce. The average price for the year based on the London PM Fix was $1,225 per ounce, a $253 increase over the 2009 average price of $972 per ounce. The major influences on the gold price during 2010 were continuing strong investment demand, further producer de-hedging, and persisting risks with respect to the global financial crisis.

Source: London Bullion Marketing Association London PM Fix, Bloomberg, Company records

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         27

Gold Supply and Demand Fundamentals

Gold Supply

Source: GFMS Gold Survey 2010

Global gold mine production in 2010 is estimated to have increased 2.7% from 2009 levels. Central banks, which had been net sellers of gold for several years, became net buyers of gold in 2010. This shift was primarily driven by lower sales by signatories to the Washington Agreement, partially offset by the IMF gold sale program which was completed in late 2010. Central banks outside of the Washington Agreement continued to increase their gold positions in 2010. Finally, although recycled gold supply decreased by 1.1% over 2009 levels, it remained a significant source of supply at more than 1,500 tonnes. High gold prices are encouraging people to sell their unwanted jewellery and other items made of precious metals.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as mine supply growth has been limited, and central banks have reduced their selling activity.

Gold Demand

Source: GFMS 2010 Gold Survey

Gold prices rose significantly in many of the traditional gold market currencies such as the Indian rupee and many far-east currencies. Despite higher gold prices, jewellery and fabrication demand was 13% higher in 2010 compared with 2009, primarily driven by demand growth in India, Brazil, Russia, and China. Bar hoarding demand grew strongly in 2010 following a decline in 2009, while net producer de-hedging and investment demand declined but nonetheless accounted for over 1,000 tonnes of demand for the year. Overall, demand was 0.5% higher than in 2009. If the U.S. dollar continues to be weak and gold prices remain high, fabrication and jewellery demand are expected to weaken in the coming year. Investment demand and bar hoarding will have to increase to keep the market balanced.

The Company generally has a "no gold hedge" policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition or under financing arrangements. A hedge program can protect the Company against future declines in price and can prevent the Company from benefiting from future price increases.

As a result of the acquisition of Bema Gold in 2007, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. Red Back Mining, which Kinross acquired in 2010, did not have a gold hedge portfolio. Kinross is not actively engaged in hedging its exposure to prices for gold or silver.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         29

Kinross' Realized Gold Price VS Average PM Fix

Source: London Bullion Marketing Association London PM Fix

During 2010, the Company realized an average gold price of $1,191 per ounce compared to the average spot gold price of $1,225 per ounce. The variance is mainly due to the Kupol hedge positions and without these hedge positions, the average price realized would have been $1,232 per ounce.

Inflationary Cost Pressures

The Company's profitability has been impacted by development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of total costs varies amongst the Company's mines, and all mines have observed, to some extent, higher energy costs resulting from the increase in global oil prices that occurred during the second half of 2010. Kinross continues to actively hedge its exposure to energy costs by hedging its exposure to crude oil prices.

West Texas Intermediate Crude Oil Price History

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of capital assets and promoting a more efficient use of materials and supplies in general.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         31

Currency Fluctuations

Currency Exchange Rate Relative Performance Against U.S. Dollar

Source: Bloomberg

At the Company's non-U.S. mining operations, which are located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Many of the currencies of the countries in which Kinross operates strengthened against the U.S. dollar during 2010, as highlighted in the graph above. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. Approximately 75% of the Company's expected attributable production in 2011 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company periodically uses currency hedges for certain foreign currency exposures.

3. OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and these factors are set out in Section 11 - Risk Analysis.

Unless otherwise stated "attributable" production includes only Kinross' share of Kupol (75%) and Chirano (90%) production. Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol (25%) and Chirano (10%) sales attributable to third parties.

Key sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce (2).

(2)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

In 2011, Kinross expects to produce approximately 2.5 to 2.6 million of attributable gold equivalent ounces.

Cost of sales per attributable gold equivalent ounce is expected to be in the range of $565 to $610 for 2011.

On a by-product accounting basis, Kinross expects to produce 2.3 to 2.4 million ounces of gold and 10.9 to 11.3 million ounces of silver at an average cost of sales per gold ounce of approximately $520 to $570.

Material assumptions used to forecast 2011 cost of sales are: a gold price of $1,300 per ounce, a silver price of $24 per ounce, an oil price of $85 per barrel, and foreign exchange rates of 1.75 Brazilian reais to the U.S. dollar, 1.02 Canadian dollars to the U.S. dollar, 32 Russian roubles to the U.S. dollar, 500 Chilean pesos to the U.S. dollar, 1.45 Ghanaian cedi to the U.S. dollar, and 275 Mauritanian ouguiya to the U.S. dollar. Taking into account existing currency and oil hedges respectively, a 10% change in foreign currency exchange rates would be expected to result in an approximate $7 impact on our cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on our cost of sales per ounce as a result of a change in royalties.

Capital expenditures for the full year 2011 are forecast to total approximately $1.5 billion, including $70 million which was budgeted for 2010, unspent, and carried over to 2011. Subsequent to the sale of half its interest in Cerro Casale, Kinross accounts for its remaining investment in the project under the equity method. As a result, the $90 million which the Company expects to spend on the project this year is excluded from the 2011 capital expenditure forecast.

The capital expenditures forecast for new projects in 2011 includes $210 million for Tasiast, $110 million for Dvoinoye, $60 million for Fruta del Norte, and $35 million for Lobo-Marte. Not included in the 2011 capital forecast is approximately $130 million in expected advance payments to suppliers for the Tasiast expansion project.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         33

The 2011 forecast for exploration and business development expenses is approximately $146 million, of which $110 million is for exploration expenses. Capitalized exploration is forecast to be $65 million in 2011, for a total exploration expenditure forecast of $175 million.

Other operating costs are forecast to be $25 million. General and administrative expense is forecast to be approximately $170 million, which includes approximately $20 million for additional resources related to newly acquired West African operations. General and administrative expense includes approximately $35 million relating to equity-based compensation. The Company's tax rate in 2011 is forecast to be in the range of 34% to 39% and depreciation, depletion and amortization is forecast to be approximately $651 million.

As a result of gold forward purchase contracts entered into during the year and subsequent to December 31, the Company has de-designated 96% of Kupol gold forward sales contracts maturing in 2011 and 100% of such contracts maturing in 2012. As a result, Kinross expects the net impact of locked-in Kupol gold hedges to be a $155 million reduction in revenue in 2011. Kupol silver hedges are expected to reduce revenue by $40 million in 2011, based on a budgeted silver price of $24 per ounce.

4. PROJECT UPDATE AND NEW DEVELOPMENTS

Growth Projects at Sites

Tasiast expansion project

Kinross ramped up drilling activities at the Tasiast site in Mauritania through the fourth quarter 2010. As at December 31, 2010, proven and probable mineral reserves at Tasiast were 7.6 million ounces, measured and indicated mineral resources were 2.1 million ounces, and inferred mineral resources were 8.6 million ounces. With a total of 25 drills currently active, the Company is continuing its aggressive exploration and engineering drilling campaign at Tasiast in 2011.

Kinross has completed a scoping study for the Tasiast expansion project, based on a 16-year mine plan for the expanded project. During the first eight full years of operation, average annual production is expected to be approximately 1.5 million gold equivalent ounces at an average cost of sales per ounce of approximately $480-520, with an expected average gold grade of approximately 2 g/t, and expected average recoveries of 93%.

The proposed open pit mine will feed both the existing 8,000 tonne per day plant and an expansion plant. The proposed expansion plant is a conventional gold cyanidation plant, consisting of primary crushing, grinding, gravity separation, carbon-in-leach cyanidation and cyanide destruction, with a design throughput of approximately 60,000 tonnes per day.

The scoping level pre-commissioning capital cost estimate for the process plant, initial mine fleet equipment and associated infrastructure is approximately $1.8 billion, plus a contingency of approximately $400 million. Post start-up capital is expected to include an estimated $500 million in additional fleet purchases to sustain full mining and stripping activity. The project team continues to refine its estimates for operating costs, which are expected to be included in the project feasibility study, scheduled for completion in mid-2011.

An international joint venture Engineering, Procurement, Construction Management ("EPCM") joint venture firm has been retained and is proceeding with the project feasibility study and basic engineering. Kinross has appointed a Regional Vice-President for its West Africa region and a Project Director for the Tasiast project.

Key processing equipment for the expanded plant has now been ordered, including one SAG mill and two ball mills, wrap-around motors for the mills, and three crushers. The Company is currently in advanced negotiations regarding the purchase of trucks and shovels for the expanded mining fleet.

The Company has had initial meetings with key government ministries concerning project permitting, and a permitting strategy has been developed to support the project timeline. Pending approval of necessary Environmental Impact Assessments for the expansion project, construction is expected to start in mid-2012, with operations expected to commence early in 2014.

Dvoinoye development

A scoping study on the Dvoinoye project was completed in January 2011. The scoping study is based on developing Dvoinoye as an underground mine with a mine life of at least eight years, with an average output of approximately 900 tonnes per day from 2013 through 2020. Dvoinoye feed will be processed at the Kupol mill and is expected to allow an increase in mill throughput to approximately 4,000 tonnes per day, requiring only minor modifications to the mill. Batch processing is proposed, using one week of Dvoinoye feed and three weeks of Kupol feed per month. The average gold equivalent grade of Dvoinoye feed is expected to be approximately 17.5 g/tonne. Initial capex for the project is estimated to be approximately $300 million. Processing of Dvoinoye ore at Kupol is targeted to commence in the second half of 2013.

Permitting is proceeding as planned, and as previously disclosed, the five-year exploration plan for Dvoinoye, including an exploration decline, has been approved by government authorities. Exploration drilling is expected to continue at Dvoinoye in 2011 to further define resources and reserves and assist with engineering and hydrology studies in support of a pre-feasibility study, scheduled for completion in the third quarter of 2011, and a feasibility study, scheduled for completion in the first quarter of 2012. Key project development milestones for 2011 include construction of the mine portal, exploration decline development, and construction of additional facilities and infrastructure.

Paracatu third ball mill

Construction for the third Paracatu ball mill is proceeding on schedule and on budget, with construction 75% complete and the project at 82% completion. The ball mill has been mounted on its foundations, structural steel is substantially erected, and electrical equipment installation is well advanced. The project remains on target for commissioning in the first half of 2011.

Paracatu fourth ball mill

An EPCM contract is being finalized for the fourth Paracatu ball mill with the same firm completing the third ball mill. Engineering on the project is well advanced. The fourth ball mill has been ordered and is expected to be delivered by mid-year, and an additional shovel and mine truck have been purchased. Construction activities are expected to commence mid-2011. The project remains on target to be operational in the first half of 2012.

Maricunga projects

Engineering on the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant is complete and construction commenced late in the fourth quarter of 2010. The plant remains on schedule to be operational in late 2011. Once the SART plant begins operation, additional copper production at Maricunga is expected to result in a cost of sales credit of approximately $40 per ounce.

Major work on upgrades to the ADR (Adsorption, Desorption and Refining) plant at Maricunga has been completed on schedule, with commissioning of the new kiln in December 2010. Additional modifications to the adsorption and elution sections are expected to be completed early in the second quarter of 2011.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         35

New Developments

Lobo-Marte

Kinross has completed an update to its earlier pre-feasibility study on Lobo-Marte. The updated study is based on a mine life of approximately 10 years and confirms the viability of a 47,000 tonne per day open pit heap leach operation incorporating SART technology.

The updated study estimates an average annual production of approximately 350,000 ounces per year, with average operating costs of $11.00-11.50- per tonne. The average gold grade over the life of mine is estimated to be 1.17 g/t and average recovery 60-70%. The average cost of sales is estimated to be approximately $500 per ounce, or approximately $450 per ounce net of a copper credit of approximately $50 per ounce, based on a copper price of $2.50 per pound. Capital expenditures are estimated to be approximately $700 million, versus the earlier pre-feasibility estimate of $575-650 million. The increase is due to enhancements to the site layout and facilities, including installation of an overland conveyor and a conveyer loading system for the leach pad, which optimizes layout and allows for potential future expansion.

Kinross received approval for an additional 20,000 metres of drilling at Lobo-Marte late in the fourth quarter of 2010. The Company is proceeding with further infill and geotechnical drilling in support of the project feasibility study, which is scheduled for completion in mid-2011. Hydrogeological, geotechnical and infill drilling associated with the previous permit was completed in the fourth quarter, with condemnation drilling expected to be completed in the second quarter of 2011. The Company expects to complete an Environmental Impact Assessment (EIA) for the project in mid-2011. The project remains on target to commence commissioning in 2014.

Fruta del Norte

Kinross has prepared a pre-feasibility study and technical report for Fruta del Norte (FDN), incorporating reserve and resource information as of year-end 2010. Proven and probable mineral reserves are estimated at 6.8 million ounces of gold and 9.1 million ounces of silver. The study is based on a mine life of approximately 16 years, with life of mine gold production of 6.3 million ounces and silver production of 6.7 million ounces.

Annual production is expected to average approximately 410,000 gold equivalent ounces per annum over the life of mine. The average gold grade is expected to be 8.07 g/t, and the average silver grade is expected to be 10.89 g/t, with an expected average recovery rate of 93% for gold and 74% for silver. The average cost of sales is estimated to be approximately $370 per gold equivalent ounce.

Plant commissioning is expected to begin at a rate of approximately 2,500 tonnes per day, processing non-refractory ore, and is expected to ramp up over a period of three years to a rate of 5,000 tonnes per day with the addition of a pressure oxidation (POX) circuit, 18 months after commissioning, which will allow the processing of refractory ore. The initial capital cost for Phase 1 is expected to be approximately $700 million, with additional capital expenditures of approximately $400 million expected in Phase 2 with the addition of the POX circuit.

The Company obtained a number of permits to advance work on FDN in 2010. In addition, in early January 2011, Kinross obtained its environmental licence to construct the underground exploration decline at La Zarza, the location of the FDN orebody. Construction of the decline is expected to commence in the second quarter of 2011 with surface preparatory work commencing in the first quarter. Future drilling at FDN will target an extension of the ore body at depth and along strike and upgrading existing resources.

The Company expects to submit EIAs to build and operate the mine and processing facilities by mid-2011. Kinross expects to complete a feasibility study in the second half of 2011, and is targeting start up in late 2014.

Throughout 2010, the Company maintained informal dialogue with the Ecuadorian government authorities respecting the negotiation process for the FDN exploitation contract. Formal contract negotiations are expected to begin in the first half of 2011 following the agreement of the Company and government to enter into the economic evaluation phase of the project.

Cerro Casale

On March 31, 2010, Kinross closed the sale of 25% of the Cerro Casale project in Chile to Barrick Gold Corporation ("Barrick") for a total transaction value of approximately $474.3 million, comprised of approximately $454.3 million in cash plus the assumption by Barrick of a $20 million contingent obligation. Kinross now owns 25%, and Barrick 75%, of the Cerro Casale project.

Other Developments

Underworld Resources acquisition

On April 26, 2010, the Company acquired 81.6% of the issued and outstanding shares of Underworld Resources Inc. ("Underworld"), on a fully diluted basis by way of a friendly take-over bid. On June 30, 2010, the Company acquired the remaining outstanding shares of Underworld, and on July 6, 2010, the shares of Underworld were delisted. Pursuant to the acquisition approximately 6.5 million Kinross shares and approximately 0.4 million Kinross options were issued. The total transaction was valued at $126.5 million, including transaction costs. This amount was added to the cost of a previously owned investment of $3.5 million, resulting in a total cost of $130.0 million for the asset.

Underworld's key asset is the White Gold project, located in the Tintina gold belt, approximately 95 kilometres south of Dawson City, Yukon Territory.

Completion of business combination with Red Back Mining

On September 17, 2010, Kinross completed its plan of arrangement with Red Back, acquiring all of the issued and outstanding common shares of Red Back that it did not previously own. The acquisition gives the Company a strong position in West Africa, one of the world's fastest-growing and most prospective gold regions, and the best growth profile among senior gold producers.

Former Red Back shareholders received 1.778 Kinross common shares plus 0.11 of a Kinross common share purchase warrant for each common share of Red Back. Each whole warrant is exercisable for a period of four years at an exercise price of $21.30 per Kinross common share. Outstanding options to acquire Red Back shares have been converted into fully vested replacement options to acquire Kinross common shares, adjusted by 1.778, plus an amount equal to the fair market value of 0.11 of a Kinross warrant. Red Back common shares were delisted from the TSX after market on September 21, 2010. Kinross has appointed Lukas Lundin, former Chairman of Red Back Mining, and Richard Clark, former CEO and President of Red Back Mining, to the Company's Board of Directors.

Sale of interest in Harry Winston Diamond Corporation

On July 23, 2010, the Company entered into an agreement with a group of financial institutions to sell its approximate 19.9% equity interest in Harry Winston, consisting of 15.2 million Harry Winston common shares, on an underwritten block trade basis, for proceeds of approximately $185.6 million and realized a gain of $146.4 million. The transaction closed on July 28, 2010.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         37

Completion of sale of Diavik mine interest

On August 25, 2010 the Company completed the sale of its 22.5% interest in the partnership holding Harry Winston's 40% interest in Diavik to Harry Winston for net proceeds of $189.6 million. The final purchase price was comprised of $50.0 million cash, approximately 7.1 million Harry Winston common shares, valued at $69.7 million on the closing date, and a note payable in the amount of $70.0 million maturing 12 months from the date of closing. The transaction resulted in a gain of $95.5 million.

Completion of acquisition of Dvoinoye and Vodorazdelnaya

During 2010, Kinross received approval from the Russian government to acquire 100% ownership of Dvoinoye, classified by the government as a strategic deposit. As a result, on August 27, 2010, the Company completed its acquisition of the Dvoinoye deposit and the Vodorazdelnaya property for consideration comprised of $167.0 million in cash and approximately 10.6 million newly issued Kinross shares.

Completion of acquisition of Kupol East and West licences

On August 27, 2010, Kinross completed its agreement with B2Gold Corp. ("B2Gold") to acquire B2Gold's rights to an interest in the Kupol East and West exploration licence areas adjacent to the Kupol mine site, further consolidating the Company's interests in the area.

Sale of interest in Osisko

On December 13, 2010, the Company completed the sale of its 1.8% interest in Osisko, consisting of approximately 6.8 million Osisko common shares, on an underwritten block trade basis, at a gross price of CDN$14.70 per share, for net proceeds of $97.5 million. The transaction resulted in a gain of $74.1 million.

Increase in the revolving credit facility

On June 17, 2010, Kinross increased the size of its revolving credit facility from $450.0 million to $600.0 million. All other terms and conditions under the existing revolving credit facility remain unchanged, and the facility has a maturity date of November 2012. The facility is led and arranged by Scotia Capital and by Bank of America Merrill Lynch.

New Chief Operating Officer appointed

On May 3, 2010, Kinross announced that Tim Baker, Executive Vice-President and Chief Operating Officer, had decided to retire, effective December 31, 2010.

On August 4, 2010, Kinross announced the appointment of Brant Hinze as Executive Vice-President and Chief Operating Officer, effective October 1, 2010. Mr. Hinze succeeds Tim Baker.

5. CONSOLIDATED RESULTS OF OPERATIONS

	Year ended December 31,			2010 vs 2009			2009 vs 2008
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2010	2009	2008	Change	% Change		Change	% Change

Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	2,527,695	2,470,042	1,994,674	57,653	2%		475,368	24%
Sold (b)	2,537,175	2,487,076	1,888,954	50,099	2%		598,122	32%
Attributable gold equivalent ounces (a)
Produced (b)	2,334,104	2,238,665	1,838,038	95,439	4%		400,627	22%
Sold (b)	2,343,505	2,251,189	1,756,056	92,316	4%		495,133	28%
Gold ounces sold	2,352,044	2,277,721	1,694,128	74,323	3%		583,593	34%
Silver ounces sold (000's)	11,281	13,982	11,815	(2,701)	(19%	)	2,167	18%
Average realized gold price ($/ounce)	$1,191	$967	$857	$224	23%		$110	13%
Financial Data
Metal sales	$3,010.1	$2,412.1	$1,617.0	$598.0	25%		$795.1	49%
Cost of sales (c)	$1,255.4	$1,047.1	$768.8	$208.3	20%		$278.3	36%
Accretion and reclamation expense	$29.0	$19.3	$24.7	$9.7	50%		$(5.4)	(22%	)
Depreciation, depletion and amortization	$517.5	$447.3	$273.8	$70.2	16%		$173.5	63%
Impairment charges - Goodwill	$-	$-	$994.1	$-	-		$(994.1)	(100%	)
Operating earnings (loss)	$867.2	$645.9	$(611.6)	$221.3	34%		$1,257.5	206%
Net earnings (loss)	$771.6	$309.9	$(807.2)	$461.7	149%		$1,117.1	138%

(a)
Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75%) and Chirano (90%) production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2010 - 60.87:1, 2009 - 66.97:1, 2008- 58.17:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         39

Operating earnings

	Year ended December 31,			2010 vs 2009			2009 vs 2008
(in millions)	2010	2009	2008	Change	% Change(d)		Change	% Change(d)

Operating segments
Fort Knox	$182.5	$80.4	$102.3	$102.1	127%		$(21.9)	(21%	)
Round Mountain	84.7	84.1	76.8	0.6	1%		7.3	10%
Kettle River-Buckhorn	79.6	58.6	(6.6)	21.0	36%		65.2	nm
Kupol	370.5	442.5	(479.9)	(72.0)	(16%	)	922.4	(192%	)
Paracatu	260.7	41.7	70.2	219.0	525%		(28.5)	(41%	)
Crixás	38.6	25.9	35.0	12.7	49%		(9.1)	(26%	)
La Coipa	58.3	42.3	38.7	16.0	38%		3.6	9%
Maricunga	53.8	83.2	(180.5)	(29.4)	(35%	)	263.7	(146%	)
Tasiast	(9.2)	-	-	(9.2)	nm		-	-
Chirano	29.4	-	-	29.4	nm		-	-
Julietta (a)	-	-	(3.0)	-	-		3.0	nm
Non-operating segments
Fruta del Norte	(40.1)	(26.0)	(4.8)	(14.1)	(54%	)	(21.2)	(442%	)
Cerro Casale (b)	-	(0.4)	(0.1)	0.4	100%		(0.3)	(300%	)
Corporate and Other (c)	(241.6)	(186.4)	(259.7)	(55.2)	(30%	)	73.3	(28%	)

Total	$867.2	$645.9	$(611.6)	$221.3	34%		$1,257.5	(206%	)

(a)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007 and sold on August 16, 2008.

(b)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.

(c)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains and losses on disposal of assets and investments and other operating costs.

(d)
"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) - USA

	Year ended December 31,			2010 vs 2009			2009 vs 2008
	2010	2009	2008	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	19,790	25,052	27,112	(5,262)	(21%	)	(2,060)	(8%	)
Tonnes processed (000's) (a)	25,735	16,224	13,769	9,511	59%		2,455	18%
Grade (grams/tonne) (b)	0.79	0.69	0.88	0.10	14%		(0.19)	(22%	)
Recovery (b)	79.9%	82.9%	81.8%	(3.0% )	(4%	)	1.1%	1%
Gold equivalent ounces:
Produced	349,729	263,260	329,105	86,469	33%		(65,845)	(20%	)
Sold	349,460	263,046	330,898	86,414	33%		(67,852)	(21%	)
Financial Data (in millions)
Metal sales	$432.9	$261.0	$290.3	171.9	66%		(29.3)	(10%	)
Cost of sales (c)	192.1	143.7	152.4	48.4	34%		(8.7)	(6%	)
Accretion and reclamation expense	1.8	1.7	1.2	0.1	6%		0.5	42%
Depreciation, depletion and amortization	53.5	32.6	29.7	20.9	64%		2.9	10%

	185.5	83.0	107.0	102.5	123%		(24.0)	(22%	)
Exploration	3.0	2.4	2.7	0.6	25%		(0.3)	(11%	)
Other	-	0.2	2.0	(0.2)	(100%	)	(1.8)	(90%	)

Segment Earnings	$182.5	$80.4	$102.3	$102.1	127%		$(21.9)	(21%	)

(a)
Includes 12,528,000 tonnes placed on the heap leach pad during 2010.

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.28 grams per tonne during 2010. Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2010 vs. 2009

Tonnes of ore mined decreased in 2010 compared with 2009 due to mining deeper in Phase 6 which resulted in longer haulage cycles and to mine sequencing resulting in an increased reliance on stockpile sourcing. Tonnes of ore mined were also impacted by winter air inversions, which reduced the utilization of shovels and haul trucks during 2010. Tonnes of ore processed during 2010 increased by 59% over 2009 largely due to the ore placed on the heap leach pad which only commenced operation during the third quarter of 2009, and to the processing of additional stockpile ore. The gold grade was 14% higher in 2010 than in 2009 primarily as a result of mine sequencing as the mine plan called for mining an area of the pit with a higher grade in 2010. 2010 production increased by 33% over 2009 primarily due to a full year of heap leach operation during 2010 and the processing of higher grade ore which more than offset marginally lower recovery levels.

Metal sales were 66% higher in 2010 than in 2009 due to higher gold equivalent ounces sold and higher metal prices. Increases in gold prices realized contributed $86.5 million of the increase in metal sales. Cost of sales was 34% higher in 2010 than the prior year, largely due to higher gold equivalent ounces sold and costs associated with operating the heap leach pad. Cost of sales was also impacted by higher energy, diesel and labour costs and outlays associated with the processing of stockpile ore. Depreciation, depletion and amortization was 64% higher than in 2009 due to the depreciation of the heap leach operation, which began production during the fourth quarter of 2009.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         41

2009 vs. 2008

Tonnes of ore mined was lower in 2009 compared with 2008 due to geotechnical issues experienced in the East Wall. As a result of these issues, the mine plan was modified in order to improve stability in the pit wall so that production focused on higher grades, although a harder portion of the ore body, and supplemented by lower grade stockpile ore. Tonnes of ore processed were higher primarily due to tonnes placed on the heap leach. The grade mined was lower in 2009 due to the processing of lower grade stockpile ore and as the mine plan called for mining an area of the pit with a lower grade than the area mined in 2008 and the inclusion of 3.4 million tonnes on the heap leach. Production in 2009 was lower than 2008 primarily due to lower grades which more than offset the higher tonnes processed and the slightly higher recovery.

At the Fort Knox heap leach, approximately 3.4 million tonnes of ore had been stacked as of the end of the fourth quarter, and leaching was progressing well.

Metal sales were lower in 2009 than in 2008, largely due to lower ounces sold. Lower sales volumes resulted in a $67.7 million decrease in metal sales in 2009 compared with 2008, while higher gold prices offset the impact by $38.4 million. Cost of sales was lower primarily due to fewer gold equivalent ounces sold.

Round Mountain (50% ownership and operator; Barrick 50%) - USA

	Year ended December 31,			2010 vs 2009			2009 vs 2008
	2010	2009	2008	Change	% Change		Change	% Change(d)

Operating Statistics (a)
Tonnes ore mined (000's) (b)	23,218	22,179	26,227	1,039	5%		(4,048)	(15%	)
Tonnes processed (000's) (b)	30,348	30,035	37,368	313	1%		(7,333)	(20%	)
Grade (grams/tonne) (b)	0.50	0.55	0.47	(0.05)	(9%	)	0.08	17%
Gold equivalent ounces:
Produced	184,554	213,916	246,946	(29,362)	(14%	)	(33,030)	(13%	)
Sold	184,503	215,469	242,652	(30,966)	(14%	)	(27,183)	(11%	)
Financial Data (in millions)
Metal sales	$227.5	$210.0	$213.7	$17.5	8%		$(3.7)	(2%	)
Cost of sales (c)	121.3	111.4	112.9	9.9	9%		(1.5)	(1%	)
Accretion and reclamation expense	1.4	1.6	1.1	(0.2)	(13%	)	0.5	45%
Depreciation, depletion and amortization	19.0	12.1	22.2	6.9	57%		(10.1)	(45%	)

	85.8	84.9	77.5	0.9	1%		7.4	10%
Exploration	1.4	0.4	0.7	1.0	250%		(0.3)	(43%	)
Other	(0.3)	0.4	-	(0.7)	(175%	)	0.4	nm

Segment earnings	84.7	84.1	76.8	0.6	1%		7.3	10%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(b)
Tonnes of ore mined/processed represent 100%.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
"nm" means not meaningful.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye county, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003.

2010 vs. 2009

Tonnes of ore mined during 2010 increased by 5% compared to 2009 due primarily to mine sequencing, offset by the impact of pit wall stability issues. Gold grade declined by 9% in 2010 compared with 2009 due to changes in mine sequencing. Gold equivalent ounces produced were 14% lower in 2010 due to lower gold grades combined with only marginal increases in tonnes processed.

Metal sales were 8% higher in 2010 than in 2009 due to higher metal prices which more than offset the 14% decline in gold equivalent ounces sold. Cost of sales increased by 9% in 2010 compared with 2009 due primarily to higher contractor costs and increased diesel fuel prices. Depreciation, depletion and amortization increased by $6.9 million between 2009 and 2010 due largely to the commencement of amortization of previously capitalized stripping costs during the year.

2009 vs. 2008

Tonnes of ore mined in 2009 was 15% lower than in 2008 as mining was impacted by wall stability issues in Phase E. The stability issues were encountered in October and the wall was stabilized in November. Geotechnical work was ongoing to address the stability issues. Mining was occurring in Phase G in the interim. The reduction in tonnes placed on the leach pads was primarily due to fewer tonnes mined and the depletion in 2008 of the remaining low grade stockpile ore. All tonnes currently being placed on the dedicated pads are sourced from the pit. Gold equivalent ounces produced were 13% lower than in 2008 due to lower tonnes processed, which more than offset the higher grade.

Metal sales were consistent with 2008 as higher gold prices more than offset the lower ounces sold. Fewer gold equivalent ounces sold reduced metal sales by $25.4 million, which was largely offset by the impact of higher gold prices of $21.7 million. The $10.1 million decrease in depreciation, depletion and amortization is due to fewer gold equivalent ounces sold, increased reserves which increased the base upon which depreciation, depletion and amortization is calculated and a reduction in the asset retirement obligation.

Kettle River-Buckhorn (100% ownership and operator) - USA

	Year ended December 31,			2010 vs 2009			2009 vs 2008
	2010	2009	2008	Change	% Change		Change	% Change(b)

Operating Statistics
Tonnes ore mined (000's)	438	286	36	152	53%		250	694%
Tonnes processed (000's)	436	282	77	154	55%		205	266%
Grade (grams/tonne)	16.21	20.48	12.29	(4.27)	(21%	)	8.19	67%
Recovery	88.8%	91.8%	88.4%	(3.0% )	(3%	)	3.4%	4%
Gold equivalent ounces:
Produced	198,810	173,555	27,036	25,255	15%		146,519	542%
Sold	196,282	182,472	16,296	13,810	8%		166,176	1020%
Financial Data (in millions)
Metal sales	$242.6	$182.0	$13.7	$60.6	33%		$168.3	1228%
Cost of sales (a)	64.7	53.6	5.6	11.1	21%		48.0	857%
Accretion and reclamation expense	2.3	2.9	2.1	(0.6)	(21%	)	0.8	38%
Depreciation, depletion and amortization	91.5	64.6	5.9	26.9	42%		58.7	995%

	84.1	60.9	0.1	23.2	38%		60.8	nm
Exploration	7.1	3.9	3.4	3.2	82%		0.5	15%
Other	(2.6)	(1.6)	3.3	(1.0)	(63%	)	(4.9)	(148%	)

Segment Earnings (loss)	$79.6	$58.6	$(6.6)	$21.0	36%		$65.2	988%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(b)
"nm" means not meaningful.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         43

The Kettle River-Buckhorn properties are located in Ferry County in the State of Washington and cover approximately 3,075 hectares through patented and unpatented mining claims and fee lands. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2010 vs. 2009

Tonnes of ore mined and processed were 53% and 55% higher in 2010 than in 2009, respectively, as Kettle River-Buckhorn was ramping up to targeted mining and processing rates during 2009 after commencing operations during the fourth quarter of 2008. Gold grades declined by 21% in 2010 compared with 2009 due to mine sequencing resulting in the mining and processing of lower grade ore. Gold equivalent ounces produced were 15% higher in 2010 than in 2009 due to higher tonnes processed which more than offset the impact of lower grades and recovery.

Metal sales increased by $60.6 million or 33% in 2010 compared with 2009 due to increases in gold prices realized and higher gold equivalent ounces sold. Increases in gold prices realized contributed $46.8 million to the change in metal sales between 2009 and 2010. Cost of sales increased by 21% in 2010 compared with 2009 primarily due to a 53% increase in tonnes ore mined and higher contractor outlays. Depreciation, depletion and amortization was 42% higher due to an increase in gold equivalent ounces sold and a decline in reserves at December 31, 2009, decreasing the base on which the majority of depreciation is calculated.

2009 vs. 2008

Kettle River-Buckhorn completed its first full year of production in 2009 as the mine commenced operations during the fourth quarter of 2008, upon reaching certain minimum levels of production. Gold equivalent ounces sold were higher than production as production at the end of 2008 was sold at the beginning of 2009. Results for 2009 reflect a full year of production.

Kupol (75% ownership and operator) - Russian Federation

	Year ended December 31,			2010 vs 2009			2009 vs 2008
	2010	2009	2008	Change	% Change(d)		Change	% Change(d)

Operating Statistics - 100%
Tonnes ore mined (000's) (a)	1,331	1,090	463	241	22%		627	135%
Tonnes processed (000's) (a)	1,163	1,144	618	19	2%		526	85%
Grade (grams/tonne)
Gold	18.04	22.79	28.51	(4.75)	(21%	)	(5.72)	(20%	)
Silver	217.00	266.90	330.38	(49.90)	(19%	)	(63.48)	(19%	)
Recovery
Gold	94.6%	94.7%	94.5%	(0.1% )	(0%	)	0.2%	0%
Silver	83.7%	82.9%	82.0%	0.8%	1%		0.9%	1%
Gold equivalent ounces: (a), (b)
Produced	738,677	925,507	626,543	(186,830)	(20%	)	298,964	48%
Sold	740,566	943,548	531,590	(202,982)	(22%	)	411,958	77%
Silver ounces: (a)
Produced (000's)	6,672.3	8,205.0	5,566.8	(1,532.7)	(19%	)	2,638.2	47%
Sold (000's)	6,573.2	8,160.8	4,695.0	(1,587.6)	(19%	)	3,465.8	74%
Financial Data (in millions) - 100%
Metal sales	$781.8	$900.2	$433.2	$(118.4)	(13%	)	$467.0	108%
Cost of sales (c)	236.2	245.5	116.8	(9.3)	(4%	)	128.7	110%
Accretion and reclamation expense	1.6	1.4	0.9	0.2	14%		0.5	56%
Depreciation, depletion and amortization	156.6	205.1	121.6	(48.5)	(24%	)	83.5	69%

	387.4	448.2	193.9	(60.8)	(14%	)	254.3	131%
Exploration	15.7	4.8	5.4	10.9	227%		(0.6)	(11%	)
Impairment charge - Goodwill	-	-	668.4	-	nm		(668.4)	(100%	)
Other	1.2	0.9	-	0.3	33%		0.9	nm

Segment earnings (loss)	$370.5	$442.5	$(479.9)	$(72.0)	(16%	)	$922.4	192%

(a)
Tonnes of ore mined/processed and production and sales represent 100%.

(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios were: 2010 - 60.87:1; 2009 - 66.97:1; and 2008 - 58.17:1.

(c)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
"nm" means not meaningful.

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007 through the acquisition of Bema. The remaining 25% interest is held by the Chukotka government.

2010 vs. 2009

Tonnes of ore mined were 22% higher in 2010 compared with 2009 as Kupol added mining equipment during 2009, which was in use for the full year of 2010. Gold and silver grades were 21% and 19% lower than in 2009, respectively, due to planned mine sequencing and the processing of lower grade stockpile ore as a result of ground control issues. The lower grades resulted in gold equivalent ounces produced that were 20% lower than in 2009. Gold equivalent ounces sold during 2010 were higher than those produced due to timing of shipments and the sale in 2010 of finished goods inventory on hand at the end of December 31, 2009.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         45

Metal sales were 13% lower in 2010 than in 2009, as the lower gold equivalent ounces sold more than offset the impact of higher metal prices. Cost of sales declined by 4% between 2009 and 2010 as a result of lower consumption of reagents and power. Depreciation, depletion and amortization declined by 24% in 2010 compared to the prior year as a result of lower gold equivalent ounces sold.

2009 vs. 2008

Tonnes of ore mined and processed were higher in 2009 compared with 2008 as Kupol had just begun operations during the second quarter of 2008. Gold and silver grades were lower in 2009 compared with 2008 as higher grade ore that had been stockpiled during the development phase was processed during 2008. Ground control issues were encountered earlier in the year and were addressed with a modified mine plan and refined mining techniques. By the end of the year, underground conditions had improved significantly as a result of mine plan modifications, which included limiting the length of selected stopes, modified blasting techniques, and limiting air circulation to inactive headings.

Metal sales, cost of sales and depreciation, depletion and amortization were higher in 2009 due to higher ounces sold, which reflects a full year of activity. In 2008, ounces were not sold until the second half of the year.

Paracatu (100% ownership and operator) - Brazil

	Year ended December 31,			2010 vs 2009			2009 vs 2008
	2010	2009	2008	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	44,902	41,256	20,575	3,646	9%		20,681	101%
Tonnes processed (000's)	42,658	39,744	20,307	2,914	7%		19,437	96%
Grade (grams/tonne)	0.45	0.41	0.39	0.04	10%		0.02	5%
Recovery	77.5%	67.6%	74.2%	9.9%	15%		(6.6% )	(9%	)
Gold equivalent ounces:
Produced	482,397	354,396	188,156	128,001	36%		166,240	88%
Sold	487,877	347,664	183,115	140,213	40%		164,549	90%
Financial Data (in millions)
Metal sales	$597.8	$340.1	$161.4	$257.7	76%		$178.7	111%
Cost of sales (a)	261.0	240.9	82.4	20.1	8%		158.5	192%
Accretion and reclamation expense	2.5	1.0	1.2	1.5	150%		(0.2)	(17%	)
Depreciation, depletion and amortization	62.9	42.5	16.3	20.4	48%		26.2	161%

	271.4	55.7	61.5	215.7	387%		(5.8)	(9%	)
Other	10.7	14.0	(8.7)	(3.3)	(24%	)	22.7	261%

Segment earnings	$260.7	$41.7	$70.2	$219.0	525%		$(28.5)	(41%	)

(a)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. ("TVX") on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

2010 vs. 2009

Tonnes of ore mined in 2010 increased by 9% compared with 2009 largely due to improvements in equipment availability and mine sequencing. Gold grades were 10% higher in 2010 than in 2009 due to planned changes in mine sequencing.

Plant 2 operating improvements also resulted in a 15% increase in recoveries in 2010 compared with 2009. Gold equivalent ounces produced and sold were 36% and 40% higher in 2010 than in 2009, respectively, as a result of higher grades, recoveries, and throughput. Gold equivalent ounces sold during 2010 were higher than gold equivalent ounces produced due to timing of shipments, as finished goods inventory on hand at the end of December 31, 2009 was sold during 2010.

Metal sales increased to $597.8 million in 2010 compared with $340.1 million in 2009, of which $137.2 million was due to an increase in sales volumes and $120.5 million was due to a higher realized gold price. Cost of sales and depreciation, depletion and amortization were higher largely due to higher gold equivalent ounces sold. The increase in cost of sales is due to additional costs associated with the ramp up to targeted processing and recovery rates. Depreciation, depletion and amortization increased further as a result of a reduction in reserves at December 31, 2009, decreasing the base on which the majority of depreciation is calculated.

2009 vs. 2008

Results for 2009 reflect the additional capacity from the expansion as tonnes of ore mined and tonnes of ore processed were 101% and 96% higher than 2008, respectively. The grade was 5% higher than in the prior year as a higher grade area of the pit was mined, consistent with the mine plan. Recoveries were lower for 2009 compared with 2008 primarily due to lack of plant stability, difficulty achieving optimum grind size, and hydromet plant startup issues. Performance at the expansion plant was considerably improved in the latter part of the year. Upgrades to the plant have eliminated minor unplanned stoppages, contributing to plant stability and recovery. In addition, circuit modifications have been made to optimize grinding capacity.

Higher tonnes processed and a higher grade contributed to a 88% increase in production compared with 2008. This was partially offset by a decrease in recoveries. Gold equivalent ounces sold were higher due to higher production.

Metal sales increased to $340.1 million compared with $161.4 million in 2008, of which $161.1 million was due to an increase in sales volumes. Cost of sales increased by $158.5 million compared with 2008, due to the greater volume of ounces sold and additional costs due to the challenges experienced earlier in the year in achieving targeted recovery levels while maintaining targeted throughput levels. The increase in cost of sales was primarily due to increased spending on labour and consumables which reflect higher production volumes and were $162.9 million higher than in 2008. However, costs were reduced to some extent by a weaker Brazilian real in 2009 versus 2008. Depreciation, depletion and amortization expense was higher due to higher ounces sold and the depreciation on the increased capital spending for the mine expansion. Of the $26.2 million increase in depreciation, $14.4 million was due to the higher gold equivalent ounces sold.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         47

Crixás (50% ownership; AngloGold Ashanti 50% and operator) - Brazil

	Year ended December 31,			2010 vs 2009			2009 vs 2008
	2010	2009	2008	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's) (a)	1,132	1,036	807	96	9%		229	28%
Tonnes processed (000's) (a)	1,132	1,036	807	96	9%		229	28%
Grade (grams/tonne)	4.40	4.85	7.11	(0.45)	(9%	)	(2.26)	(32%	)
Recovery	93.3%	91.6%	95.0%	1.7%	2%		(3.4% )	(4%	)
Gold equivalent ounces:
Produced	74,777	74,654	87,669	123	0%		(13,015)	(15%	)
Sold	77,156	75,173	86,663	1,983	3%		(11,490)	(13%	)
Financial Data (in millions)
Metal sales	$94.7	$73.6	$75.3	$21.1	29%		$(1.7)	(2%	)
Cost of sales (b)	37.5	31.0	26.2	6.5	21%		4.8	18%
Accretion and reclamation expense	0.2	0.1	0.4	0.1	100%		(0.3)	(75%	)
Depreciation, depletion and amortization	17.1	9.7	10.7	7.4	76%		(1.0)	(9%	)

	39.9	32.8	38.0	7.1	22%		(5.2)	(14%	)
Exploration	0.9	0.7	2.1	0.2	29%		(1.4)	(67%	)
Other	0.4	6.2	0.9	(5.8)	(94%	)	5.3	589%

Segment earnings	$38.6	$25.9	$35.0	$12.7	49%		$(9.1)	(26%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, with the acquisition of TVX on January 31, 2003.

2010 vs. 2009

Tonnes of ore mined and processed were 9% higher in 2010 than in 2009 due to the mill expansion, which occurred during 2009. Gold grade declined by 9% in 2010 compared with 2009 due to a change in mine sequencing. Gold equivalent ounces produced and sold were comparable to 2009 as the increase in tonnes processed offset the lower gold grade.

Metal sales increased by $21.1 million or 29% to $94.7 million due to higher gold equivalent ounces sold and higher metal prices. Higher gold prices realized accounted for $19.2 million of the increase in sales. Cost of sales increased by 21% during 2010 largely due to higher labour, contractor and consumables costs. Depreciation, depletion and amortization increased by 76% due to the depreciation of additional deferred development costs. Additionally, a significant increase in capital expenditures during 2009 contributed approximately $2.9 million to the increase in 2010 depreciation expense.

2009 vs. 2008

Tonnes of ore mined and processed were 28% higher than 2008 primarily due to the mill expansion. The grade was lower in the current year as lower grade areas were mined, consistent with the mine plan. Recovery was lower because of low residence time in the leaching circuit, due to insufficient capacity of the existing leaching tanks. New leaching tanks were installed at the end of September 2009. Gold equivalent ounces produced were lower, primarily due to lower grades which more than offset the higher tonnes processed.

Metal sales decreased by 2% during 2009 as the impact of higher gold prices of $9.6 million was largely offset by the impact of fewer gold equivalent ounces sold of $11.2 million. Cost of sales was higher as costs were increased by higher spending on labour of $2.6 million and consumables of $2.3 million, compared with 2008.

La Coipa (100% ownership and operator) - Chile

	Year ended December 31,			2010 vs 2009			2009 vs 2008
	2010	2009	2008	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	3,985	3,164	2,350	821	26%		814	35%
Tonnes processed (000's)	4,445	4,907	4,918	(462)	(9%	)	(11)	(0%	)
Grade (grams/tonne)
Gold	1.14	1.13	1.02	0.01	1%		0.11	11%
Silver	50.43	52.53	58.33	(2.10)	(4%	)	(5.80)	(10%	)
Recovery
Gold	79.0%	85.4%	80.6%	(6.4% )	(7%	)	4.8%	6%
Silver	58.8%	62.7%	61.2%	(3.9% )	(6%	)	1.5%	2%
Gold equivalent ounces: (a)
Produced	196,330	231,169	226,293	(34,839)	(15%	)	4,876	2%
Sold	203,626	222,664	234,759	(19,038)	(9%	)	(12,095)	(5%	)
Silver ounces:
Produced (000's)	4,154	5,263	5,686	(1,109)	(21%	)	(423)	(7%	)
Sold (000's)	4,078	5,219	6,261	(1,141)	(22%	)	(1,042)	(17%	)
Financial Data (in millions)
Metal sales	$250.5	$216.4	$206.6	$34.1	16%		$9.8	5%
Cost of sales (b)	132.0	97.6	114.7	34.4	35%		(17.1)	(15%	)
Accretion and reclamation expense	9.1	8.5	7.9	0.6	7%		0.6	8%
Depreciation, depletion and amortization	45.8	57.5	38.8	(11.7)	(20%	)	18.7	48%

	63.6	52.8	45.2	10.8	20%		7.6	17%
Exploration	5.1	6.3	3.7	(1.2)	(19%	)	2.6	70%
Other	0.2	4.2	2.8	(4.0)	(95%	)	1.4	50%

Segment earnings	$58.3	$42.3	$38.7	$16.0	38%		$3.6	9%

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios were: 2010 - 60.87:1, 2009 - 66.97:1, 2008 - 58.17:1.

(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003. On December 21, 2007 the Company completed an asset Purchase and Sale Agreement with Goldcorp whereby the interest in the PJV and Musselwhite mines were sold and the remaining 50% interest in La Coipa was acquired. Included in the results of La Coipa is its 65% interest in the Puren deposit.

2010 vs. 2009

The increase in tonnes of ore mined in 2010 compared with 2009 is due to mine sequence changes and a strike that limited access to the pit between July 8 and August 1 of 2009. Mine plan changes resulted in ore being sourced from areas that had a higher concentration of clay during 2010. The higher concentration of clay in the ore blend negatively impacted filter plant

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         49

capacity, and consequently tonnes processed during 2010. Operations were also impacted by adverse winter weather conditions and related plant shutdowns during 2010. Recoveries were lower during 2010 due to higher clay content in the ore. A reduction in tonnes processed and lower recovery rates resulted in a 15% decline in gold equivalent ounces produced in 2010 compared with 2009.

Metal sales increased by 16% compared to 2009 as higher metal prices more than offset lower sales volumes. Cost of sales increased by $34.4 million or 35% due to higher power costs resulting from a new agreement, higher reagent costs, and increases in contractor costs. Depreciation, depletion and amortization declined by 20% in 2010 compared with 2009 primarily due to lower gold equivalent ounces sold.

2009 vs. 2008

Tonnes of ore mined in 2009 were higher than the prior year as mining in 2008 was impacted by a pit wall failure in the Coipa Norte pit during January 2008. Replacement ore to feed the mill in 2008 was sourced from stockpile ore which contained lower gold grades. Silver grades were lower as the mine plan called for mining an area of the pit with lower grades. Gold equivalent ounces sold were lower than produced due to timing of shipments.

Metal sales were slightly higher as the impact of lower gold equivalent ounces was more than offset by the impact of higher metal prices of $5.6 million. Cost of sales in 2009 was 15% lower than in 2008 partially due to lower gold equivalent ounces sold. Additionally, the decline in cost of sales reflects the impact of a weaker Chilean peso in 2009 compared with 2008. Cost of sales was lower in part due to $5.6 million less spent on consumables during the year. Depreciation, depletion and amortization increased compared with 2008 largely because of the decrease in reserves, which reduced the base upon which depreciation, depletion and amortization is calculated.

Maricunga (100% ownership and operator) - Chile

	Year ended December 31,			2010 vs 2009			2009 vs 2008
	2010	2009	2008	Change	% Change(c)		Change	% Change(c)

Operating Statistics (a)
Tonnes ore mined (000's)	14,929	15,099	14,971	(170)	(1%	)	128	1%
Tonnes processed (000's)	14,267	15,613	15,027	(1,346)	(9%	)	586	4%
Grade (grams/tonne)	0.77	0.84	0.76	(0.08)	(9%	)	0.08	11%
Gold equivalent ounces:
Produced	156,590	233,585	223,341	(76,995)	(33%	)	10,244	5%
Sold	155,320	237,040	221,882	(81,720)	(34%	)	15,158	7%
Financial Data (in millions)
Metal sales	$187.5	$228.8	$184.8	$(41.3)	(18%	)	$44.0	24%
Cost of sales (b)	115.9	123.4	125.5	(7.5)	(6%	)	(2.1)	(2%	)
Accretion and reclamation expense	0.6	0.5	0.4	0.1	20%		0.1	25%
Depreciation, depletion and amortization	14.5	19.3	17.8	(4.8)	(25%	)	1.5	8%

	56.5	85.6	41.1	(29.1)	(34%	)	44.5	108%
Exploration	1.1	0.2	1.4	0.9	450%		(1.2)	(86%	)
Impairment charge - Goodwill	-	-	220.2	-	nm		(220.2)	nm
Other	1.6	2.2	-	(0.6)	(27%	)	2.2	nm

Segment earnings (loss)	$53.8	$83.2	$(180.5)	$(29.4)	(35%	)	$263.7	146%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(b)
"Cost of sales" excludes accretion and reclamation expense, depreciation, depletion and amortization.

(c)
"nm" means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema.

2010 vs. 2009

Tonnes of ore mined and processed were lower in 2010 than in 2009 as a result of mining approaching the bottom of the Verde pit, and decreased equipment availability which negatively impacted tonnes placed on the heap leach. Gold grades were 9% lower in 2010 than in 2009 due primarily to mine sequencing. Gold equivalent ounces produced were 33% lower due to reductions in tonnes processed and gold grade.

Metal sales declined by 18% in 2010 compared with 2009 as lower gold equivalent ounces sold more than offset higher metal prices. Cost of sales was 6% lower than in 2009 largely due to lower gold equivalent ounces sold, offset by higher contractor and energy costs. Depreciation, depletion and amortization decreased by 25% to $14.5 million in 2010 due primarily to lower gold equivalent ounces sold.

2009 vs. 2008

Tonnes of ore processed were higher by 4% in 2009 compared with 2008, due to improved plant availability and reflects the impact of the optimization initiatives implemented early in the year. The gold grade increased to 0.84 grams per tonne compared with 0.76 grams per tonne in 2008 due to mine sequencing. Gold equivalent ounces produced and sold were higher than 2008 due to higher tonnes processed and a higher gold grade.

Metal sales for the year were higher than 2008, due to higher realized gold prices, which increased metal sales by $24.5 million and higher gold equivalent ounces sold which increased metal sales by $19.5 million. Cost of sales for 2009 was largely consistent with the same period in the prior year as the impact of higher gold equivalent ounces sold was largely offset by the impact of the strengthening of the Chilean peso relative to the U.S. dollar and lower contractor costs incurred during 2009 compared with 2008.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         51

Tasiast (100% ownership and operator) - Mauritania

Year ended December 31, 2010

Operating Statistics
Tonnes ore mined (000's)	2,197
Tonnes processed (000's) (a)	2,059
Grade (grams/tonne) (b)	2.33
Recovery (b)	86.7%
Gold equivalent ounces:
Produced	56,611
Sold	57,097
Financial Data (in millions)
Metal sales	$78.0
Cost of sales (c)	43.1
Accretion and reclamation expense	0.1
Depreciation, depletion and amortization	20.4

14.4
Exploration	22.9
Other	0.7

Segment loss	$(9.2)

(a)
Includes 1,540,000 tonnes placed on the heap leach pad during 2010.

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.64 grams per tonne during 2010. Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase is a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Tasiast open pit mine, have been consolidated with those of Kinross commencing on September 17, 2010.

During the period from September 17 to December 31, 2010, ore mined and processed amounted to 2,197,000 and 2,059,000 tonnes, respectively. Tasiast produced 56,611 gold equivalent ounces, while selling 57,097 gold equivalent ounces during the period from September 17 to December 31 of 2010. Gold was milled at an average grade of 2.33g/t.

Metal sales of $78.0 million, net of cost of sales, depreciation, depletion and amortization, and exploration expenses, resulted in a net operating loss of $9.2 million for the period. Exploration costs amounted to $22.9 million between September 17 and December 31, 2010 due to Kinross' implementation of the planned post-acquisition ramp up. An acquisition date inventory fair value adjustment of $9.3 million represents 22% of total cost of sales.

Chirano (90% ownership and operator) - Ghana

Year ended December 31, 2010

Operating Statistics
Tonnes ore mined (000's) (a)	1,308
Tonnes processed (000's) (a)	1,142
Grade (grams/tonne)	2.74
Recovery	91.3%
Gold equivalent ounces: (a)
Produced	89,220
Sold	85,288
Silver ounces:
Produced (000's)	12,725
Sold (000's)	12,725
Financial Data (in millions)
Metal sales	$116.8
Cost of sales (b)	51.6
Accretion and reclamation expense	0.1
Depreciation, depletion and amortization	31.1

34.0
Exploration	4.4
Other	0.2

Segment earnings	$29.4

(a)
Tonnes of ore mined/processed and production and sales represents 100%.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own. As this purchase is a business acquisition with Kinross as the acquirer, results of operations of Red Back, including those of the Chirano open pit and underground mine, have been consolidated with those of Kinross commencing on September 17, 2010. The Company owns a 90% interest in the Chirano mine. A 10% carried interest is held by the government of Ghana.

During the period from September 17 to December 31, 2010, ore mined and processed amounted to 1,308,000 and 1,142,000 tonnes, respectively. Grade amounted to 2.74g/t and recovery was 91.3% for the period. Chirano produced 89,220 gold equivalent ounces, while selling 85,288 gold equivalent ounces during the period from September 17 to December 31 of 2010.

Metal sales of $116.8 million, net of cost of sales, depreciation, depletion and amortization, and exploration expenses, resulted in net operating earnings of $29.4 million for the period. An acquisition date inventory fair value adjustment of $3.5 million represents 7% of total cost of sales.

Mining operations sold

Julietta (0%) - Russian Federation

The Company acquired 90% ownership of Julietta as part of the Bema acquisition on February 27, 2007. Subsequently, on August 16, 2008, the Company disposed of this operation. Results for 2008 include the results of operations to August 16, 2008.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         53

Gold equivalent ounces produced in 2008 were 39,585 ounces while gold equivalent ounces sold amounted to 41,099. During 2008, metal sales were $38.0 million and cost of sales of $32.3 million were recorded.

Exploration and business development

	Year ended December 31,			2010 vs 2009		2009 vs 2008
(in millions)	2010	2009	2008	Change	% Change	Change	% Change

Exploration and business development	$142.7	$72.5	$59.0	$70.2	97%	$13.5	23%

Exploration and business development expenses for 2010 were $142.7 million, compared with $72.5 million for 2009. Of the total exploration and business development expense, expenditures on exploration totalled $120.1 million for the year. Significant 2010 exploration programs included those at Tasiast, Kupol, Fruta del Norte, Dvoinoye and Chirano. Capitalized exploration expenses totalled $7.1 million. Kinross was active on 44 mine site, near-mine and greenfield projects in 2010 with a total of 375,084 metres drilled (353,547 metres expensed and 21,537 metres capitalized).

In 2009, exploration and business development expenses for the year were $72.5 million, compared with $59.0 million for 2008. Of the total exploration and business development expense, expenditures on exploration totaled $56.1 million for the year. Capitalized exploration expenses for 2009 totaled $10.6 million. Kinross was active on more than 40 mine site and greenfields projects in 2009 with a total of 166,496 metres drilled (126,772 metres expensed and 39,742 metres capitalized).

In 2008, exploration and business development expenses increased 25% from 2007 to $59.0 million. Of the total 2008 exploration and business development expense, expenditures on exploration totaled $45.1 million for the year. Capitalized exploration expenses for 2008 totaled $10.3 million. Kinross was active on more than two dozen mine site and greenfields projects in 2008 with a total of 172,580 metres drilled (112,385 metres expensed and 60,195 metres capitalized).

General and administrative

	Year ended December 31,			2010 vs 2009		2009 vs 2008
(in millions)	2010	2009	2008	Change	% Change	Change	% Change

General and administrative	$144.5	$117.7	$100.8	$26.8	23%	$16.9	17%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

A 23% increase in general and administrative costs in 2010 compared with 2009 was largely due to the continued growth of the Company which has resulted in higher information technology and employee related costs, and costs related to the integration of Red Back. At the Company's corporate office in Toronto, employee related compensation costs including stock based compensation increased by 24% from $64.1 million in 2009 to $79.7 million in 2010. Information technology costs increased by 50% in 2010 compared with 2009.

Costs for 2009 were 17% higher than in 2008. The increase was primarily a result of higher personnel costs, including additional hires and information technology costs, which were incurred as a result of the growth in the Company. At the Company's corporate office in Toronto, employee related compensation costs including stock based compensation increased by 16% in 2009, while information technology costs increased by 15%.

Impairment of Goodwill

The Company evaluates its carrying value of goodwill at least once each year. The test for impairment of goodwill is discussed further in the "The Carrying Value of Goodwill" in the Critical Accounting Policies and Estimates section below.

There were no impairment charges recorded in 2010 or 2009.

In 2008, as part of the annual review of the carrying amount of goodwill for each reporting segment that has goodwill it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, an exploration property, exceeded its fair value. As a result, the Company wrote down the value of goodwill for each reporting segment to its fair value resulting in a non-cash charge of $994.1 million. The assets were acquired through the acquisition of Bema in 2007.

A summary of impairment charges to goodwill is as follows:

	Year ended December 31,			2010 vs 2009		2009 vs 2008
(in millions)	2010	2009	2008	Change	% Change(a)	Change	% Change(a)

Goodwill Impairment Charges
Kupol	$-	$-	$668.4	$-	nm	$(668.4)	nm
Maricunga	-	-	220.2	-	nm	(220.2)	nm
Quebrada Seca	-	-	105.5	-	nm	(105.5)	nm

	$-	$-	$994.1	$-	nm	$(994.1)	nm

(a)
"nm" means not meaningful.

Other income (expense) - net

	Year ended December 31,			2010 vs 2009			2009 vs 2008
(in millions)	2010	2009	2008	Change	% Change(a)		Change	% Change(a)

Gain on sale of assets and investments - net	$348.5	$16.2	$30.2	$332.3	2051%		$(14.0)	(46%	)
Impairment of Investments	-	-	(83.9)	-	nm		83.9	100%
Litigation reserve adjustment	-	18.5	(19.1)	(18.5)	(100%	)	37.6	197%
Interest income and other	8.3	9.2	21.7	(0.9)	(10%	)	(12.5)	(58%	)
Interest expense	(31.1)	(19.1)	(74.6)	(12.0)	(63%	)	55.5	74%
Foreign exchange gains (losses)	(12.7)	(91.0)	41.4	78.3	86%		(132.4)	(320%	)
Non-hedge derivative gains (losses)	(17.6)	2.9	41.6	(20.5)	(707%	)	(38.7)	(93%	)
Working interest in Diavik Diamond mine	(2.4)	(11.0)	-	8.6	78%		(11.0)	nm

	$293.0	$(74.3)	$(42.7)	$367.3	494%		$(31.6)	(74%	)

(a)
"nm" means not meaningful.

On a net basis, other income of $293.0 million was recorded in 2010 compared to other expense of $74.3 million in 2009. The increase is primarily due to a $332.3 million increase in gains on the sale of assets and investments, and a reduction in foreign exchange losses from $91.0 million in 2009 to $12.7 million in 2010. These net gains were offset to some extent by an $18.5 million litigation settlement gain in 2009, a $12.0 million increase in interest expense in 2010 compared with 2009, and a change from net non-hedge derivative gains of $2.9 million in 2009 to a net loss of $17.6 million in 2010.

Other expense increased by $31.6 million from $42.7 million in 2008 to $74.3 million in 2009. The increase can be partially explained by a foreign exchange loss in 2009 compared with a gain in 2008, lower interest income, lower non-hedge

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         55

derivative gains and lower gains on the sale of assets and investments. The decreases were offset to some extent by a litigation settlement gain in 2009 compared with a loss in 2008, and lower interest expense.

Gain on the sale of assets and investments - net

In 2010, the Company recorded gains of $146.4 million, $95.5 million, and $74.1 million on the sales of Kinross' equity interest in Harry Winston, its Working Interest in Diavik, and its investment in Osisko, respectively. These impacts, combined with a $36.7 million pre-tax gain recognized on the sale of one-half of Kinross' interest in Cerro Casale during the first quarter of 2010, resulted in a $332.3 million increase in the gain on sale of assets and investments in 2010 compared with 2009.

During 2009, the Company closed an agreement with Jaguar Mining Inc. ("Jaguar") to sell the Gurupi property to Jaguar in exchange for 3.4 million common shares of Jaguar. Additionally, during the fourth quarter, the Company disposed of all or a portion of its equity interests in several junior mining companies for proceeds of $6.7 million. As a result of the disposition of non-core assets and investments, the Company recognized a non-cash gain on these transactions of $16.2 million, before tax for the year.

In 2008, total gains on disposal of assets and investments were $30.2 million. Kinross recognized gains on the disposition of Julietta ($3.0 million), the disposition of its 40% interest in Hammond Reef ($12.2 million) and the disposition of the Kubaka mine ($11.5 million).

Impairment of investments

There were no impairments recorded on Kinross' investment portfolio during 2010 or 2009.

In 2008, the Company assessed its portfolio of available for sale and equity accounted investments. Based on the decline in the market values of certain investments, severe market conditions and the difficulties facing junior mining companies in raising financing, the Company determined that the decline in values of certain investments were other-than-temporary and recorded an impairment charge of $83.9 million during the year.

The investment impairment charges recognized in 2008 primarily related to the Company's investment in several junior mining companies, acquired as part of the Bema acquisition, the majority of which are related to the Company's investment in Pamodzi Gold, Consolidated Puma Minerals and Victoria Gold Corporation.

Litigation settlements

In 2009, the Company settled litigation in respect of certain actions brought against Aurelian Resources Inc., which was acquired in 2008. As a result, an adjustment to the litigation reserve was made in the amount of $18.5 million.

In 2008, the Company agreed to settle the Kinam preferred share litigation in the amount of $29.2 million. As the Company previously held the preferred shares balance at $10.1 million, this resulted in a loss of $19.1 million for 2008.

See "Other legal matters" section for additional details.

Interest income and other

Interest income and other decreased marginally from $9.2 million in 2009 to $8.3 million in 2010.

Interest income and other decreased by $12.5 million in 2009 compared with 2008. The decrease was primarily due to lower interest rates and a change in the nature of the Company's investments in 2009. The Company has focused on investing in treasury bills which earn a lower interest rate than the investments in 2008.

Interest expense

Interest expense increased by $12.0 million during 2010 compared with 2009. The increase in interest expense was primarily the result of the one-time 2009 reversal of $45.5 million in accrued interest related to the Brazil Federal Tax Amnesty, offset to some degree by lower debt balances during 2010. Capitalized interest for 2010 amounted to $13.2 million compared with $8.6 million in 2009 on qualifying projects at Round Mountain and Fort Knox.

Interest expense decreased by $55.5 million during 2009 compared with 2008. Positively impacting interest expense was the reversal of accrued interest of $45.5 million, as a result of the Brazil Federal Tax Amnesty. Additionally, with the start-up of Kupol, Kettle River-Buckhorn and the Paracatu expansion in 2008, Kinross ceased capitalizing interest expense to these projects. Capitalized interest for 2009 was $8.6 million compared with $30.6 million in 2008.

Foreign exchange gains (losses)

During 2010, the Company recorded a foreign exchange loss of $12.7 million compared with a loss of $91.0 million for 2009. The foreign exchange losses were driven by the translation and revaluation of net monetary liabilities, including future income taxes. As at December 31, 2010, the U.S. dollar foreign exchange rate was weaker than at December 31, 2009 relative to the Canadian dollar, the Brazilian real and the Chilean peso. The U.S. dollar strengthened over the same period relative to the Russian ruble.

For 2009, foreign exchange losses were $91.0 million. The foreign exchange losses primarily relate to the translation and revaluation of net monetary liabilities, primarily future income taxes, denominated in foreign currencies to the US dollar. As at December 31, 2009, the U.S. dollar foreign exchange rate was weaker compared with the Russian rouble and the Brazilian real than the foreign exchange rates at December 31, 2008.

For 2008, the Company recorded a foreign exchange gain of $41.4 million compared with a loss of $36.4 million for 2007, a change of $77.8 million. The foreign exchange gains were primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, resulting from a strengthening of the U.S. dollar over the second half of the year. Foreign exchange on the translation of local currency denominated future income tax liabilities was a gain of $58.0 million compared with loss of $39.9 million in the prior year.

Net non-hedge derivative gains (losses)

Net non-hedge derivative losses of $17.6 million were incurred in 2010 compared to gains of $2.9 million in 2009. This change was primarily due to a credit risk adjustment on gold and silver derivatives. Credit risk adjustment changes are a component of the mark-to-market adjustment of the derivatives which are recorded in other income (expense). Additionally, the remainder of the change principally relates to mark-to-market adjustments on derivative instruments that are not designated as hedges as at December 31, 2010.

For 2009, non-hedge derivative gains decreased by $38.7 million compared with 2008. The decline in the gains primarily related to a change in the fair value of the derivatives acquired through the acquisition of Bema in 2007. In 2008, the change in forward metal prices on the Company's derivatives had a greater impact than the change in forward metal prices in 2009.

In December 2007, the Company re-designated the hedge relationship for derivative contracts using a new methodology for assessing their effectiveness. Under the new methodology, the changes in the value of the contracts due to changes in the spot price of gold or silver are recorded in OCI. Any changes in the spot forward differential in the contracts are excluded from the assessment of effectiveness for hedge accounting purposes and are recorded in income. During 2008, U.S. interest rates decreased substantially, reducing the spot forward differential on gold and silver contracts. This change resulted in a

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         57

substantial gain in value on the derivative gold and silver contracts. This unrealized gain was recorded in income along with realized gains and losses during the period.

Working Interest in Diavik Diamond mine

In 2010, the Company recorded a loss of $2.4 million on its Working Interest in the Diavik Diamond mine prior to completing its sale on August 25, 2010.

For 2009, the Company recognized a loss of $11.0 million on its Working Interest in the Diavik Diamond mine which was acquired in 2009. The $11.0 million is comprised of the Company's share of pro-rata earnings from the mine and includes amortization of the initial investment, net of any distributions from the Working Interest.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana. The Company recorded a tax provision of $275.4 million on earnings before taxes of $1,160.2 million in 2010, compared with a tax provision of $150.8 million on earnings before taxes of $571.6 million in 2009, and a provision of $101.1 million on a loss before taxes of $654.3 million in 2008. Kinross' combined federal and provincial statutory tax rate was 31.0% for 2010, 33.0% for 2009, and 33.5% in 2008.

The Company's tax provision increased compared with 2009 largely due to the impact of the Company's sale of one-half of its interest in Cerro Casale in the first quarter of 2010 and a change in the income mix, partially offset by a reduction in the tax provision related to lower foreign exchange gains on U.S. dollar intercompany and third party debt than in the prior year.

There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company's statutory rate to the actual provision is provided in Note 14 to the consolidated financial statements.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

In late December 2008, Rio Paracatu Mineração ("KBM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. At that time the Company recorded a total charge of $63.9 million, primarily comprised of $20.7 million that related to tax expense and $37.3 million in interest with respect to the 2003 and 2004 tax years after considering the tax deductibility of the assessed interest. As a result of the Company's review, it had recorded a tax liability in that amount resulting in a corresponding reduction in its net income after taxes for the quarter and year ended December 31, 2008. On November 27, 2009, the Company settled this tax debt under the Brazilian Federal Tax Amnesty Program.

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Year ended December 31,			2010 vs 2009			2009 vs 2008
(in millions)	2010	2009	2008	Change	% Change		Change	% Change

Cash flow:
Provided from operating activities	$968.4	$785.6	$443.6	$182.8	23%		$342.0	77%
Provided from (used in) investing activities	231.8	(751.5)	(856.2)	983.3	131%		104.7	12%
Provided from (used in) financing activities	(337.3)	63.3	375.7	(400.6)	(633%	)	(312.4)	(83%	)
Effect of exchange rate changes on cash	6.3	9.4	(23.8)	(3.1)	(33%	)	33.2	139%

Increase (decrease) in cash and cash equivalents	869.2	106.8	(60.7)	762.4	714%		167.5	276%
Cash and cash equivalents, beginning of period	597.4	490.6	551.3	106.8	22%		(60.7)	(11%	)
Short-term investments	-	35.0	34.5	(35.0)	(100%	)	0.5	1%

Cash and cash equivalents, end of period	$1,466.6	$632.4	$525.1	$834.2	132%		$107.3	20%

Cash and cash equivalent balances increased by $834.2 million to $1,466.6 million at December 31, 2010 from $632.4 million at December 31, 2009. The increase primarily relates to an increase in cash provided from investing and operating activities. These changes were offset to some extent by a $400.6 million change from cash provided from financing activities of $63.3 million in 2009 to cash used in financing activities of $337.3 million in 2010. Detailed discussions regarding these cash flow movements are noted below.

Operating Activities

2010 vs. 2009

During 2010, cash provided from operating activities was $182.8 million higher than in 2009. The increase in operating cash flows was largely the result of an increase in gross margin due to higher metal prices, offset to some degree by higher VAT and trade receivables at December 31, 2010.

2009 vs. 2008

During 2009, cash provided from operating activities was $342.0 million higher than in 2008. The increase in operating cash flows reflects the impact of higher gold equivalent ounces sold and higher metal prices. Additionally, operating cash flows were positively impacted by a smaller change in inventory balances, as 2008 reflected the build up of inventory at Kupol. Operating cash flows in 2009 were also positively impacted by higher accounts payable and accrued liabilities at Kupol and the Corporate offices at December 31, 2009, while the tax settlement under the Brazilian Federal tax amnesty reduced operating cash flow by $71.0 million.

Investing Activities

Cash provided from investing activities was $231.8 million in 2010 compared with cash used in investing activities of $751.5 million for 2009. During 2010 the primary sources of cash were proceeds on the Company's disposal of its equity interest in Harry Winston, its Working Interest in Diavik, its investment in Osisko, and proceeds on the sale of one-half of the

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         59

Company's interest in Cerro Casale. Offsetting these proceeds were cash payments associated with the Company's acquisition of Dvoinoye during the third quarter of 2010 and an increase in additions to PP&E of $82.5 million.

Cash used in investing activities was $751.5 million in 2009 compared with $856.2 million for 2008. Cash used in investing activities for 2009 reflects the acquisition of the remaining interest Lobo-Marte of $41.4 million and the investment in Harry Winston and the indirect interest in the Diavik Diamond Mine for a gross amount of $173.5 million. Additionally, cash used in investing activities reflects the payments to settle the Aurelian warrant litigation. In 2008, as part of the acquisition of Aurelian Resources Inc., net cash of $21.2 million was received. This was offset to some extent by lower capital expenditures. Capital expenditures were lower in 2009, largely due to lower capital expenditures at Kupol and Paracatu, as Kupol was ramping up and the Paracatu expansion was in development during 2008.

The following table provides a breakdown of capital expenditures:

	Year ended December 31,			2010 vs 2009			2009 vs 2008
(in millions)	2010	2009	2008	Change	% Change(d)		Change	% Change(d)

Operating segments
Fort Knox	$87.9	$133.1	$126.6	$(45.2)	(34%	)	$6.5	5%
Round Mountain	32.7	33.0	36.9	(0.3)	(1%	)	(3.9)	(11%	)
Kettle River-Buckhorn	9.2	30.3	42.5	(21.1)	(70%	)	(12.2)	(29%	)
Kupol	32.1	39.3	102.4	(7.2)	(18%	)	(63.1)	(62%	)
Paracatu	161.4	124.1	329.2	37.3	30%		(205.1)	(62%	)
Crixás	24.6	25.2	19.7	(0.6)	(2%	)	5.5	28%
La Coipa	26.5	18.8	17.1	7.7	41%		1.7	10%
Maricunga	72.0	42.5	22.4	29.5	69%		20.1	90%
Julietta (a)	-	-	2.4	-	nm		(2.4)	nm
Tasiast	53.8	-	-	53.8	nm		-	nm
Chirano	10.1	-	-	10.1	nm		-	nm
Non-operating segments
Fruta del Norte	1.4	3.1	-	(1.7)	(55%	)	3.1	nm
Cerro Casale (b)	4.0	22.2	10.9	(18.2)	(82%	)	11.3	104%
Corporate and Other (c)	48.0	9.6	4.6	38.4	400%		5.0	109%

Total	$563.7	$481.2	$714.7	$82.5	17%		$(233.5)	(33%	)

(a)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007 and sold on August 16, 2008.

(b)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.

(c)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.

(d)
"nm" means not meaningful.

During 2010, capital expenditures included costs related to the expansion at Paracatu, the pit expansion at Fort Knox, and the construction of the Maricunga SART and ADR plants. Additionally, $63.9 million in capital expenditures were incurred at the newly acquired Tasiast and Chirano mines between September 17 and December 31, 2010.

Capital expenditures in 2009 included costs related to the expansion at Paracatu and the pit expansion at Fort Knox.

Capital expenditures in 2008 included costs related to the expansion at Paracatu, and the development of Kupol and Kettle River-Buckhorn, which began operations during 2008.

Financing Activities

Cash used in financing activities in 2010 was $337.3 million compared with cash provided from financing activities of $63.3 million in 2009. During 2009, the Company raised $396.4 million through an equity offering. During 2010, the Company repaid debt of $334.9 million, a net repayment increase of $9.0 million over 2009. Offsetting this net use of cash to some degree was a $49.6 million increase in the net proceeds from the issuance of debt in 2010 compared to 2009.

Cash provided from financing activities for 2009 was $63.3 million, lower by $312.4 million compared with 2008. The variance was largely due to a net repayment of debt of $248.2 million in 2009 compared with a net increase of $449.6 million in 2008. Additionally the Company raised $421.5 million through the issuance of shares in 2009 compared with $31.7 million in 2008. During 2009, the Company paid out $88.2 million in dividends to common shareholders and non-controlling shareholders.

During 2008, cash flow provided by financing activities of $375.7 million primarily consisted of a net increase in debt of $449.6 million, and cash from the exercise of options and warrants of $31.7 million, partially offset by dividends paid of $51.5 million and net cash paid in respect of the settlement of derivative instruments in the amount of $23.2 million. The net increase in debt primarily related to the Senior Convertible Notes issued in January 2008 in the amount of $449.9 million.

Balance Sheet

	As at
(in millions)	December 31, 2010	December 31, 2009	December 31, 2008

Cash and cash equivalents and short-term investments	$1,466.6	$632.4	525.1
Current assets	$2,668.5	$1,390.9	1,124.9
Total assets	$16,397.1	$8,013.2	7,387.5
Current liabilities	$927.4	$638.0	551.5
Total long-term financial liabilities (a)	$987.0	$1,058.2	1,370.4
Total debt, including current portion	$503.0	$692.2	950.9
Total liabilities (b)	$2,996.6	$2,453.7	2,610.6
Shareholders' equity	$13,400.5	$5,559.5	4,776.9
Statistics
Working capital	$1,741.1	$752.9	573.4
Working capital ratio (c)	2.88:1	2.18:1	2.04:1

(a)
Includes long-term debt and other long-term liabilities.

(b)
Includes non-controlling interest.

(c)
Current assets divided by current liabilities.

At December 31, 2010, Kinross had cash, cash equivalents and short-term investments of $1,466.6 million, an increase of $834.2 million compared with 2009. Current assets increased by $1,277.6 million largely due to assets assumed through the acquisitions of Red Back, Underworld and Dvoinoye during the year, a note receivable related to the sale of the Company's Working Interest in Diavik, and an increase in VAT receivable. Total assets increased by $8,383.9 million amounting to a 105% increase relative to 2009, primarily due to the acquisitions of Red Back, Dvoinoye, and Underworld, in addition to the increase in current assets. This was offset to some degree by depreciation, depletion and amortization and the Company's sale of its equity interest in Harry Winston, its working interest in Diavik, its investment in Osisko, and one-half of its interest in the Cerro Casale project. Total debt decreased from $692.2 million in 2009 to $503.0 million in 2010 due mainly to the repayment of the Kupol project loan during the year. Shareholders' equity increased from $5,559.5 million at December 31, 2009 to $13,400.5 million at December 31, 2010 due to share issuances on the acquisitions of Red Back, Dvoinoye and Underworld, and net earnings of $771.6 million in 2010.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         61

On February 16, 2011, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2011.

On August 4, 2010, the Board of Directors declared a dividend of $0.05 per common share which was paid to common shareholders on September 30, 2010 to shareholders of record at the close of business on August 31, 2010.

On February 17, 2010, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2010.

On August 12, 2009, the Board of Directors declared a cash dividend of $0.05 per common share. A cash dividend of $0.04 per common share was declared on February 18, 2009.

A cash dividend of $0.04 per common share was declared on February 21, 2008.

As of February 15, 2011, there were 1,133.8 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 14.9 million share purchase options outstanding under its share option plan and 56.3 million common share purchase warrants outstanding (convertible to 50.3 million Kinross shares).

Credit Facilities and Financing

Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million Convertible Senior Notes due March 15, 2028 (the "Convertible Notes"), after payment of commissions and expenses of the offering. The notes pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $28.04 per share of common stock subject to adjustment. The Convertible Senior Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Senior Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Senior Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Cote d'Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remain unchanged. As at December 31, 2010, the Company had drawn $87.7 million (December 31, 2009 - $124.4 million) on the amended revolving credit facility, including drawings for the Paracatu term loan and $28.6 million (December 31, 2009 - $28.9 million) for letters of credit.

The new credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2010.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.50:1. At this ratio, interest charges are as follows:

Type of Credit	Credit Facility

Dollar based LIBOR loan	LIBOR plus 2.50%
Letters of credit	2.50%
Standby fee applicable to unused availability	0.75%

Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada ("EDC") for $125.0 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million. All other terms and conditions under this facility remain the same. As at December 31, 2010, $135.1 million was outstanding under this facility compared with $96.4 million at December 31, 2009.

In addition, at December 31, 2010 the Company had approximately $11.5 million (December 31, 2009 - $15.8 million) in letters of credit outstanding in respect of its operations in Brazil. These letters of credit have been issued pursuant to arrangements with Brazilian and international banks.

Prior to the amendment of the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company's liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010. The purpose of the term loan was, and continues to be, to support the expansion program at the Paracatu mine in Brazil. The term loan expires in February 2012.

Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company's net debt to operating cash flow, as defined under the agreement.

The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens. Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation ("EastWest Gold"), a subsidiary of Kinross and formerly known as Bema Gold.

In addition to these facilities, Chukotka Mining and Geological Company had a project finance loan acquired as part of the Bema acquisition. The loan has been repaid in full and as such there was no balance outstanding at December 31, 2010 as compared with $158.4 million outstanding at December 31, 2009.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         63

The following table outlines the credit facility utilization and availability:

	As at
(in millions)	December 31, 2010	December 31, 2009

Revolving credit facility	$(87.7)	$(124.4)
Utilization of EDC facility	(135.1)	(96.4)
Draw against Kupol project loan	-	(158.4)

Borrowings	$(222.8)	$(379.2)

Available under revolving credit facility	512.3	325.6
Available under EDC credit facility	0.9	28.6
Available under Kupol project loan	-	-

Available credit	$513.2	$354.2

The Company's Kupol project financing consisting of a project loan ("Project Loan") was repaid in full in December 2010. In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided the Company with a cost overrun facility, which expired on June 1, 2009.

The Project Loan consisted of Tranche A which had a six-and-one half year term from drawdown, and Tranche B which had a seven-and-one half year term. The annual interest rate was: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan was collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion was achieved, as defined by the loan agreements. The loan agreements included customary covenants for debt financings of this type, including that EastWest Gold continued as a guarantor of the Kupol credit facility until the project reaches economic completion. EastWest Gold was to maintain a minimum liquidity balance to meet future capital expenditure requirements at Kupol. This declined as capital expenditures were made. Kinross agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan was accelerated, and the net mark-to-market position of all the hedge contracts was negative.

Under the terms of the Kupol Project Loan there were two significant milestones that the project had to meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and Economic completion was achieved on September 23, 2009.

Having achieved economic completion, the Company was released from a guarantee that EastWest Gold had given the project lenders and we received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when the Company achieved economic completion. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89.0 million) and as a result, the Company declared and paid a dividend (total dividend payment $102.6 million, Kinross' share $76.8 million).

Under the terms of the HVB Facility, the Company could have issued convertible unsecured notes to HVB, with a seven-year term from the date of drawdown. The holder of the notes would have had the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest was expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

In 2008, the Company had a subordinated loan, up to a maximum of $25.0 million, with the International Finance Corporation ("IFC"), of which a $19.8 million loan had been drawn under the loan at December 31, 2008. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. There were 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares, as a result of the acquisition of Bema. Each warrant entitles IFC to receive one Kinross share plus CAD$0.01, at a price of $6.61, until March 1, 2014. During 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million was assigned to EastWest Gold and as a result was eliminated from Kinross' consolidated financial results.

Total debt of $503.0 million at December 31, 2010 consists of $419.5 million for the debt component of the convertible debentures, $56.8 million for the Corporate term loan and revolving credit facilities, and $26.7 million in capital leases and other debt. The current portion of this debt is $48.4 million at December 31, 2010.

Equity financing

On February 5, 2009, the Company completed a public offering of common shares at a price of $17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for net proceeds of $396.4 million. The Company used the net proceeds from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

Liquidity Outlook

In 2011, the Company expects to repay $48.4 million of debt.

The Company's capital resources include existing cash and cash equivalents balances of $1,466.6 million, available credit of $513.2 million and expected operating cash flows based on current assumptions (as noted in Section 3 of this MD&A). We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations in 2011. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to the longer term capital expenditure funding requirements, the Company has begun discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi lateral agencies. The Company believes the capital from these institutions combined with more traditional bank loans and capital available through debt capital market transactions will fund a portion of the longer term capital expenditure requirements. Another possible source of capital would be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

Certain contractual obligations of the Company are noted in the table below:

(in millions)	Total	2011	2012	2013	2014	2015	2016 and thereafter

Long-term debt obligations	$482.9	$38.8	$23.5	$420.3	$0.3	$-	$-
Lease obligations	66.1	15.6	14.3	8.1	4.6	4.3	19.2
Purchase obligations	102.9	82.7	20.2	-	-	-	-
Reclamation and remediation obligations	943.0	24.2	42.2	57.6	49.7	39.9	729.4
Interest and other fees	35.8	17.0	14.7	4.1	-	-	-

Total	$1,630.7	$178.3	$114.9	$490.1	$54.6	$44.2	$748.6

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         65

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

As at December 31, 2010, the Company had gold and silver forward contracts to deliver 393,735 ounces of gold and 3,600,000 ounces of silver which were acquired with the acquisition of Bema. These contract dates range from 2011 through 2012, at prices ranging from $621.24 per ounce to $674.44 per ounce for gold and $10.71 for silver.

As at December 31, 2010, the Company had purchased silver put contracts for 2,806,000 ounces of silver at an average cost of $13.00 per ounce on anticipated silver production at La Coipa. The Company has also entered into sold silver call contracts for 2,806,000 ounces of silver at an average cost of $17.29 per ounce. These contracts mature in 2011.

As at December 31, 2010, Kinross had contracts to sell $406.0 million U.S. dollars for Brazilian reais at an average rate of 1.93, maturing during 2011 and 2012. As at December 31, 2010 Kinross had contracts to sell $145.0 million U.S. dollars for Russian roubles at an average rate of 32.36, maturing during 2011 and 2012. Also at December 31, 2010, Kinross had contracts to sell $172.0 million U.S. dollars for Chilean pesos at an average rate of 511.22, contracts to sell $84.0 million U.S. dollars for Canadian dollars at an average rate of 1.05, and contracts to sell $8.7 million U.S. dollars for euros at an average rate of 0.78, all of which mature in 2011.

During 2010, the Company entered into gold forward purchase contracts as follows:

•
91,250 ounces of gold at an average price of $1,126 per ounce which matured in 2010;

•
265,940 ounces of gold at an average price of $1,169 per ounce which mature in 2011;

•
37,695 ounces of gold at an average price of $1,400 per ounce which mature in 2012.

Commensurate with the engagement of these derivatives, the Company has de-designated the gold forward sale contract hedging relationship for 100% of 2010 maturities, 83% of 2011 maturities and 51% of 2012 maturities.

Additionally the following new forward buy derivative contracts were engaged during 2010:

•
$434 million at an average rate of 1.92 Brazilian reais, with maturities in 2010 and 2011;

•
$288 million at an average rate of 515 Chilean pesos, with maturities in 2010 and 2011;

•
$168 million at an average rate of 32.2 Russian roubles, with maturities in 2010 and 2011;

•
$130 million at an average rate of 1.05 Canadian dollars, with maturities in 2010 and 2011;

•
$8.7 million at an average rate of 0.78 Euros, which mature in 2011;

•
160,000 barrels of oil at an average rate of $79 per barrel, with maturities in 2010 and 2011.

Subsequent to December 31, 2010, the Company entered into gold forward purchase contracts as follows:

•
40,665 ounces of gold at an average price of $1,364 per ounce which mature in 2011;

•
36,380 ounces of gold at an average price of $1,363 per ounce which mature in 2012.

Commensurate with the engagement of these derivatives, the Company has de-designated the gold forward sale contract hedging relationship for 96% of all remaining maturities. The remaining 4% of hedging relationships relate to positions that matured in January 2011, effectively meaning that gold production is now 100% exposed to gold prices from the date of de-designation.

Additionally, the following new forward buy derivative contracts were engaged subsequent to December 31, 2010:

•
$102 million at a rate of 501 Chilean pesos maturing in 2011 and 2012;

•
99,000 barrels of oil at an average rate of $95 per barrel, maturing in 2011.

Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("KBM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

Fair value of derivative instruments

	As at
(in millions)	December 31, 2010	December 31, 2009

Asset (liability)
Interest rate swap	$(4.4)	$(8.3)
Foreign currency forward contracts	55.0	38.1
Gold contract related to Julietta sale	-	4.3
Gold and silver forward contracts	(333.7)	(332.8)
Energy forward contract	1.7	1.3
Total return swap	-	(0.2)

	$(281.4)	$(297.6)

Contingent Liability

The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Kinam preferred shares

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was approved by the

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         67

United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than Kinross are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares. As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million during 2008.

7. SUMMARY OF QUARTERLY INFORMATION

	2010				2009
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Metal sales	$920.4	$735.5	$696.6	$657.6	$699.0	$582.3	$598.1	$532.7
Net earnings (loss)	$210.3	$346.9	$103.8	$110.6	$235.6	$(21.5)	$19.3	$76.5
Basic earnings (loss) per share	$0.19	$0.45	$0.15	$0.16	$0.34	$(0.03)	$0.03	$0.11
Diluted earnings (loss) per share	$0.18	$0.44	$0.15	$0.16	$0.34	$(0.03)	$0.03	$0.11
Cash flow provided from operating activities	$268.3	$271.7	$216.4	$212.0	$306.5	$141.9	$171.8	$165.4

The Company's results over the past several quarters have been largely driven by increases in the gold equivalent ounces produced. Additionally, fluctuations in the gold and silver price and foreign exchange rates have impacted results.

During the fourth quarter of 2010, revenue increased to $920.4 million on gold equivalent ounces sold of 696,355 compared with revenue of $699.0 million on sales of 636,601 gold equivalent ounces during the fourth quarter of 2009. The average spot price of gold was $1,368 per ounce in the fourth quarter of 2010 compared with $1,100 per ounce in the fourth quarter of the prior year. Cost of sales increased by 38% to $374.3 million in the final quarter of 2010 versus $271.0 million in the prior year, largely due to an increase in gold equivalent ounces sold.

On December 13, 2010, the Company completed the sale of its 1.8% interest in Osisko, consisting of approximately 6.8 million Osisko common shares for net proceeds of $97.5 million. The transaction resulted in a gain of $74.1 million.

In the fourth quarter of 2010, operating cash flows decreased to $268.3 million compared with $306.5 million during the fourth quarter of 2009 largely due to lower gold equivalent ounces sold and higher accounts receivable and inventory balances.

8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

Effective September 17, 2010, the Company acquired 100 percent of the outstanding common shares of Red Back by way of a plan of arrangement. The results of Red Back's operations have been included in these consolidated financial statements since the date of acquisition. However, the Company has not had sufficient time to appropriately assess the internal controls used by Red Back and integrate them with those of the Company. As a result, the Red Back operations have been excluded in the Company's annual assessment of disclosure controls and procedures and internal controls over financial reporting. The Company is in the process of integrating the Red Back operations and will be expanding its disclosure controls and procedures and internal control over financial reporting compliance program to include Red Back over the next year.

The acquisition date financial information for Red Back is included in the discussion regarding the acquisition contained in this MD&A and in Note 4 of the consolidated financial statements. A summary of the financial information for Red Back, expressed in millions of dollars, which was included in the consolidated financial statements of the Company at December 31, 2010, is provided below.

Financial Data (in millions)	Period ended December 31, 2010

Metal sales	$ 194.8
Operating income	20.2
Net assets	894.8

As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting. Based on that evaluation and subject to the scope exclusion described above, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting were effective as at December 31, 2010. There have not been any significant changes in internal controls for 2010 other than as noted below.

During 2010, Maricunga converted to the ERP system that has been utilized by La Coipa. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

9. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, International Financial Reporting Standards ("IFRS") is replacing Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP requires the Company to make certain accounting policy choices that impact our reported financial position and results of operations. Our goal has been to make policy changes that are compliant with IFRS but also provide the most meaningful information to our shareholders.

The Company developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project.

•
Assessment phase: In this phase, the Company formed a Steering Committee, established a project management team and a working group, developed an initial project plan, and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q1 2009.

•
Design phase: This phase involved the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between Kinross accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Accounting Policy Committee, completion of an IT systems impact analysis and the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel. This phase was substantially completed in Q2 2010.

•
Implementation phase: This phase involves the implementation of the necessary changes to our information systems and business processes as identified through the assessment and design phases of the changeover plan. Significant

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         69

  implementation phase milestones include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS in 2011.

During the fourth quarter of 2010, the Company continued to execute on the implementation phase of its changeover plan. During this period, specific project milestones achieved include: further progression in the identification and amendment of internal controls over financial reporting and business processes impacted by IFRS; further progression in determining and selecting accounting policies; further progression in the development of the Company's IFRS Accounting Policy Manual; further progression in the preparation of draft annual mock-up financial statements and notes under IFRS; completion of the preliminary conversion of the March 31, 2010 and June 30, 2010 Canadian GAAP financial statements to draft IFRS financial statements; and progression in the preliminary conversion of the September 30, 2010 Canadian GAAP financial statements to draft IFRS financial statements. Updates regarding the progress of the IFRS changeover project are provided to the Company's Audit and Risk Committee on a quarterly basis.

Our draft IFRS opening balance sheet as at January 1, 2010 is presented in section II below and reflects the impact of accounting policy changes from those applied under Canadian GAAP and first-time adoption elections applied in our transition to IFRS. The opening balance sheet is preliminary and unaudited and may require other adjustments relating to new IFRS pronouncements or other changes identified subsequent to the date of this MD&A.

In addition, in completing the preliminary conversion of our March 31, 2010 and June 30, 2010 financial statements to draft IFRS financial statements, we have completed a preliminary assessment of the impact of the conversion to IFRS on our balance sheets at March 31, 2010 and June 30, 2010 and on our statements of operations for the three months ended March 31, 2010 and for the three and six months ended June 30, 2010. Reconciliations for these financial statements are presented below and are preliminary and unaudited. As applicable, the discussions below are referenced to the reconciliations provided.

As we complete the implementation phase, and as changes to IFRS standards may continue to occur, the differences and impacts described below may be subject to change.

I) First time adoption

The Company's adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exceptions and a number of optional exemptions.

Significant first-time adoption optional exemptions chosen by the Company relate to the following. The impact of these exemptions is discussed below.

•
Borrowing Costs

•
Reclamation and remediation obligations included in the cost of property, plant and equipment; and

•
Business combinations (see Section II "Other Significant IFRS Accounting Policies").

(a)    Borrowing costs

IFRS 1 permits entities to apply IAS 23 Borrowing Costs ("IAS 23") prospectively from the transition date under certain circumstances. The alternative to this election would be to retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements in addition to capitalizing borrowing costs in accordance with IFRS prospectively from the Company's transition date of January 1, 2010. We elected the borrowing costs exemption, and applied IAS 23 prospectively from January 1, 2010. In effecting this election, we reversed the carrying value of previously capitalized borrowing costs as determined under the Company's previous Canadian GAAP accounting policy for such costs on January 1, 2010 with an adjustment to the Company's opening deficit.

The reversal of previously capitalized borrowing costs resulted in a reduction in the carrying value of Property, plant and equipment of $59.5 million in the Company's opening balance sheet. This adjustment resulted in an increase in the Company's opening deficit of $38.8 million, net of related income tax of $15.2 million and non-controlling interest of $5.5 million.

During the three months ended March 31, 2010, the accounting under IFRS resulted in decreases of $2.1 million in Depreciation, depletion and amortization; $0.7 million in Property, plant and equipment; and $0.1 million in Deferred tax liabilities and Income tax expense. Interest expense included in Finance expense increased by $2.8 million and income attributed to non-controlling interest and non-controlling interest were each increased by $0.3 million.

During the three months ended June 30, 2010, the accounting under IFRS resulted in decreases of $2.2 million in Depreciation, depletion and amortization; $0.8 million in Property, plant and equipment; and $0.2 million in Deferred tax liabilities and Income tax expense. Interest expense included in Finance expense increased by $3.0 million and income attributed to non-controlling interest and non-controlling interest were each increased by $0.5 million.

During the six months ended June 30, 2010, the accounting under IFRS resulted in decreases of $4.3 million in Depreciation, depletion and amortization; $1.5 million in Property, plant and equipment; and $0.3 million in each of Deferred tax liabilities and Income tax expense. Interest expense included in Finance expense increased by $5.8 million and income attributed to non-controlling interest and non-controlling interest were each increased by $0.8 million.

(b)    Provision for reclamation and remediation (asset retirement obligations)

IFRS 1 provides an optional exemption from the full retrospective application of decommissioning liabilities (provisions for reclamation and remediation), which allows entities to re-measure provisions on the transition date under IAS 37 Provisions, Contingent Liabilities and Contingent Assets ("IAS 37") and estimate the amount to be included in the cost of the related asset by discounting the liability to the date at which it first arose. The alternative to this election, retrospective application, would require the Company to estimate its provision for reclamation and remediation at the original date incurred and reflect changes in estimates and discount rates through to the date of transition to IFRS. We elected the optional exemption and applied IAS 37 to our provision for reclamation and remediation on a prospective basis from January 1, 2010. Under Canadian GAAP, the Company records a provision for reclamation and remediation based on the estimated amount to be paid out at the time of decommissioning discounted to the current date using a credit adjusted risk free rate. Subsequent to a provision for reclamation and remediation being recorded, changes to the estimated liability, other than accretion, are recorded only as a result of changes in the timing or amount of future cash flows to settle the obligations. IFRS requires the Company to recognize a provision based on the estimated amount to be paid out at the time of decommissioning, discounted using a pre-tax discount rate that reflects the market's assessment of the time value of money and the risks specific to the liability at the reporting date. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates in addition to changes in estimated timing or amount of future cash flows.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         71

Under Canadian GAAP, the Company recognizes the accretion related to the decommissioning liability as an operating expense. IFRS requires the accretion to be recognized within finance expense.

The Company's provision for reclamation and remediation was increased by $163.4 million in the opening balance sheet on transition to IFRS. The application of the exemption described above resulted in an increase of $85.4 million to the carrying value of Property, plant and equipment in the opening balance sheet. These adjustments resulted in an increase in the Company's opening deficit of $59.0 million, net of related income tax of $18.5 million and non-controlling interest of $0.5 million. During the three months ended March 31, 2010, the accounting under IFRS resulted in an increase of $2.3 million in Depreciation, depletion and amortization with a corresponding decrease in Property, plant and equipment. Finance expense (accretion) decreased by $1.8 million, and both net earnings attributed to non-controlling interest and non-controlling interest decreased by $0.1 million. Income tax expense and Deferred income tax liabilities both decreased by $0.2 million.

During the three months ended June 30, 2010, the accounting under IFRS resulted in an increase of $1.8 million in Depreciation, depletion and amortization with a corresponding decrease in Property, plant and equipment. Finance expense (accretion) and provisions decreased by $1.8 million, and both net earnings attributed to non-controlling interest and non-controlling interest decreased by $0.1 million. Income tax expense and Deferred income tax liabilities both decreased by $0.2 million.

During the six months ended June 30, 2010, the accounting under IFRS resulted in an increase of $4.1 million in Depreciation, depletion and amortization with a corresponding decrease in Property, plant and equipment. Finance expense (accretion) and provisions decreased by $3.6 million, and both net earnings attributed to non-controlling interest and non-controlling interest decreased by $0.2 million. Income tax expense and Deferred income tax liabilities both decreased by $0.4 million.

(c)    Exploration and evaluation

Under CDN GAAP, except in the case of acquired exploration assets, exploration and evaluation costs incurred prior to establishing proven and probable reserves for an exploration property or to expand existing properties are expensed as incurred. Once proven and probable reserves for a project have been established and the Company determines that the property can be economically developed, further exploration and evaluation costs are capitalized prospectively. Under IFRS, except in the case of acquired exploration assets, exploration and evaluation costs are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, exploration and evaluation costs are capitalized prospectively. Acquired exploration assets are always capitalized.

On transition to IFRS, in the opening balance sheet, the change in accounting policy resulted in an increase of $74.4 million in Property, plant and equipment and $9.6 million in Deferred tax liabilities and a decrease of $63.1 million in the opening deficit. Non-controlling interest increased by $1.7 million.

During the three months ended March 31, 2010, the accounting under IFRS resulted in increases of $10.4 million in Property plant and equipment, $1.5 million in Depreciation, depletion and amortization and $0.4 million in Deferred tax liabilities. Other operating costs and Exploration and business development expenses decreased by $6.6 million and $5.3 million, respectively. Income tax expense increased by $0.4 million. In addition, net earnings attributed to non-controlling interest and non-controlling interest both increased by $0.1 million.

During the three months ended June 30, 2010, the accounting under IFRS resulted in increases of $15.4 million in Property plant and equipment, $1.2 million in Depreciation, depletion and amortization and $1.4 million in Deferred tax liabilities. Other operating costs and Exploration and business development expenses decreased by $8.5 million and $8.1 million, respectively.

Income tax expense increased by $1.4 million. In addition, net earnings attributed to non-controlling interest and non-controlling interest both increased by $0.6 million.

During the six months ended June 30, 2010, the accounting under IFRS resulted in increases of $25.8 million in Property plant and equipment, $2.7 million in Depreciation, depletion and amortization and $1.8 million in Deferred tax liabilities. Other operating costs and Exploration and business development expenses decreased by $15.1 million and $13.4 million, respectively. Income tax expense increased by $1.8 million. In addition, net earnings attributed to non-controlling interest and non-controlling interest both increased by $0.7 million.

(d)    Convertible notes

Under Canadian GAAP, the value of the convertible notes consists of a debt component and an equity component. On initial recognition, the fair value of the debt component was determined, and the difference between the proceeds and the fair value of the debt component was treated as equity. Subsequent to initial recognition, the debt component is accreted to its face value using the effective interest method. The equity component is not revalued. Under IFRS, the conversion options attached to the convertible notes are embedded derivatives that the Company has the option to settle in cash upon conversion and so are treated as liabilities. In addition, because these embedded derivatives are not closely related to the underlying debt, they must be separated from the underlying debt and classified as a derivative liability. On initial recognition, this derivative liability was measured at fair value. The difference between the proceeds of the convertible debt and the fair value of the derivative liability was determined to be the carrying value of the underlying debt. Subsequent to initial recognition, the derivative liability is recorded at fair value each reporting period with changes in its fair value being recognized in the consolidated statement of operations. The underlying debt is accreted to its face value using the effective interest method.

The accounting under IFRS resulted in an opening balance sheet adjustment to increase Unrealized fair value of derivative liabilities by $77.2 million, decrease Long-term debt by $39.4 million, and decrease Contributed surplus by $76.6 million. As a result, the opening deficit decreased by $38.8 million.

During the three months ended March 31, 2010, the accounting under IFRS resulted in an increase of $19.0 million in income included in Other income (expense) with a corresponding decrease in Unrealized fair value of derivative liabilities. Finance expense increased by $2.5 million in with a corresponding increase in Long-term debt.

During the three months ended June 30, 2010, the accounting under IFRS resulted in an increase of $16.3 million in income included in Other income (expense) with a corresponding decrease in Unrealized fair value of derivative liabilities; Finance expense increased by $2.7 million with a corresponding increase in Long-term debt.

For the six months ended June 30, 2010, the accounting under IFRS resulted in an increase of $35.3 million in income included in Other income (expense) with a corresponding decrease in Unrealized fair value of derivative liabilities. Finance expense increased by $5.2 million with a corresponding increase in Long-term debt.

(e)    Warrants

Under Canadian GAAP, the Company accounts for its Canadian dollar denominated warrants, primarily related to the Bema and Aurelian acquisitions, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer be classified as liabilities and fair valued each period unless they are issued pro rata to all existing shareholders, in which case they would be classified as equity. As such, upon adoption of IFRS, our outstanding Canadian dollar denominated warrants were reclassified as liabilities and revalued to fair value, with the changes in value being recorded in Accumulated deficit. Subsequent changes in fair value are recorded in the statement of operations.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         73

The impact of this change on the opening balance sheet is an increase in the Company's current liabilities of $83.6 million, a decrease in common share capital of $68.8 million, and an increase in the opening deficit of $14.8 million.

During the three months ended March 31, 2010, the accounting under IFRS resulted in an increase of $21.9 million in income included in Other income (expense) with a corresponding decrease in Current portion of unrealized fair value of derivative liabilities, representing a decrease in the fair value of the warrants as determined under IFRS.

During the three months ended June 30, 2010, the accounting under IFRS resulted in an increase of $1.3 million in income included in Other income (expense) with a corresponding decrease in Current portion of unrealized fair value of derivative liabilities, representing a decrease in the fair value of the warrants as determined under IFRS.

During the six months ended June 30, 2010, the accounting under IFRS resulted in an increase of $23.2 million in income included in Other income (expense) with a corresponding decrease in current portion of Unrealized fair value of derivative liabilities, representing a decrease in the fair value of the warrants as determined under IFRS.

(f)    Income taxes

Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax basis of that asset is less than or more than its cost, the cost or benefit of future income taxes recognized at the time of acquisition is added to or deducted from the cost of the asset and the future tax liability or asset recognized. Under IFRS, a deferred tax liability or asset is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination.

The accounting under IFRS related to assets acquired other than in a business combination resulted in an opening balance sheet adjustment to decrease Property, plant and equipment by $262.8 million and future income tax liabilities by $236.1 million. The difference of $26.7 million was an increase to the opening deficit.

In addition, under Canadian GAAP, in the determination of temporary differences of non-monetary assets and liabilities, the temporary differences computed in local currency are multiplied by the appropriate tax rate. The resulting future tax amount is then translated into the Company's functional currency if it is different from the local currency. Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate and compared to its tax value translated into the functional currency at the current rate. The resulting temporary difference (measured in the functional currency) is then multiplied by the appropriate tax rate to determine the related deferred tax balance.

The accounting under IFRS related to the determination of temporary differences of foreign currency non-monetary assets and liabilities resulted in an opening balance sheet adjustment to decrease future income taxes and the opening deficit by approximately $98 million on transition to IFRS.

In addition, other changes in determination of timing differences under IFRS resulted in a decrease to future tax liabilities of $33.4 million, with a corresponding decrease to the opening deficit.

During the three months ended March 31, 2010 and the three and six months ended June 30, 2010, the impact of the accounting differences described above and other IFRS related adjustments are as follows.

During the three months ended March 31, 2010, Income tax expense was increased by $13.1 million. Current tax payable was increased by $2.3 million and Deferred tax liabilities were increased by $12.2 million. In addition, Accounts payable and accrued liabilities and Production costs both decreased by $2.6 million, and expenses included in Other income (expense) were increased by $1.4 million.

During the three months ended June 30, 2010, Income tax expense was increased by $12.9 million. Current tax payable was increased by $1.2 million and Deferred tax liabilities were increased by $18.0 million. In addition, Accounts payable and Production costs both decreased by $1.5 million, and expenses included in Other income (expense) were increased by $6.3 million.

For the six months ended June 30, 2010, Income tax expense was increased by $26.0 million. Current tax payable was increased by $3.5 million and Deferred tax liabilities increased were increased by $30.2 million. In addition, Accounts payable and Production costs both decreased by $4.1 million, and expenses included in Other income (expense) were increased by $7.7 million.

(g)    Equity method investments

Under Canadian GAAP, the Company determines whether it has significant influence over an investment based primarily on its current ownership of voting interests. Under IFRS, the determination of significant influence is based on presently exercisable potential voting rights in addition to current ownership interests. Under both Canadian GAAP and IFRS, where the percentage of voting interests determined as described above is below 20%, other factors are considered to determine if significant influence exists by virtue of other terms.

On transition, we recorded an adjustment to increase the carrying value of Long-term investments by $16.3 million in the Company's opening balance sheet as a result of the change in classification of an investment from equity method to available-for-sale. As a result, the opening deficit was decreased by $16.3 million.

During the three months ended March 31, 2010, the accounting under IFRS resulted in an increase of $7.4 million in Long-term investments and an increase of $5.7 million in Accumulated other comprehensive income. Equity in losses of associates was decreased by $1.7 million relating to the reversal of the equity losses in the associate under Canadian GAAP.

During the three and six months ended June 30, 2010, the accounting under IFRS resulted in decreases in Equity in losses of associates of $0.2 million and $1.9 million, respectively.

At June 30, 2010, the investment was reclassified as available for sale under Canadian GAAP. As a result, at June 30, 2010, the opening IFRS adjustment was reversed and Accumulated other comprehensive loss was increased by $18.2 million.

(h)    Interest in joint ventures

Under Canadian GAAP, following a partial disposition of an investment where joint control is lost and the investment is to be accounted for using the equity method, the gain or loss on disposal is calculated as the difference between the net proceeds from the partial disposal and the carrying value of the investment disposed of. The retained interest in the investment is transferred to an equity method investment at its carrying value. Under IFRS, in accordance with IAS 31 "Interests in Joint Ventures", when a jointly controlled entity becomes an associate as a result of a partial disposal, the investment retained is remeasured to fair value. As a result, the gain or loss on disposal is equal to the difference between the net proceeds and the carrying value for the interest disposed of plus the difference between the fair value of the retained interest and its carrying value prior to the disposal. There is no impact of this difference on the opening balance sheet on transition to IFRS.

On March 31, 2010, Kinross sold one half of its 50% interest in the Cerro Casale project, which was accounted for as a joint venture. As a result of the sale, the Company's interest was accounted for as an investment in an associate prospectively from March 31, 2010. The accounting under IFRS for the transfer from a joint venture to an investment in an associate resulted in an increase of $41.4 million in Investments in associates with a corresponding increase in income included in Other income (expense) related to the difference between the fair value of the retained interest in Cerro Casale and its carrying value prior to the disposition. Income tax expense and Deferred tax liabilities were each increased by $7.0 million.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         75

(i)    Impairment of property, plant and equipment

Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Under IFRS, IAS 36 Impairment of Assets ("IAS 36") requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount. The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount. The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed. Canadian GAAP does not permit the reversal of impairment losses in any circumstance. We recorded an adjustment to increase the carrying value of Property, plant and equipment by $9.3 million on the Company's opening balance sheet as a result of reversal of a previously recorded impairment charge. The corresponding decrease to opening deficit on transition to IFRS is $6.8 million net of related income taxes of $2.5 million.

During the three months ended March 31, 2010, no adjustment was required.

For the three and six months ended June 30, 2010, the accounting under IFRS resulted in an increase to Depreciation, depletion and amortization of $3.5 million with a corresponding decrease in Property, plant and equipment.

(j)    Share based payments

Under Canadian GAAP, stock options and restricted share units issued under the Company's share-based compensation plans that vest in equal increments over a number of periods, typically three years, are treated as a single grant for purposes of valuation. The value of the grant is then amortized evenly over the vesting period.

Under IFRS, where options and restricted share units vest over a number of periods, each vesting amount is valued as a separate tranche and each tranche is amortized over its individual vesting period. The result of the treatment under IFRS as compared with Canadian GAAP is generally to accelerate the recognition of compensation costs.

On transition, the accounting under IFRS resulted in a decrease of $0.9 million in Accounts payable and accrued liabilities and increases of $14.4 million in Contributed surplus and $13.5 million in the opening deficit.

During the three months ended March 31, 2010, the accounting under IFRS resulted in increases of $0.7 million in General and administrative expense, $0.2 million in Accounts payable and accrued liabilities and $0.5 million in Contributed surplus.

During the three months ended June 30, 2010, the accounting under IFRS resulted in a decrease of $0.1 million in General and administrative expense and increases of $0.3 million in Accounts payable and accrued liabilities and a decrease of $0.4 million in Contributed surplus.

During the six months ended June 30, 2010, the accounting under IFRS resulted in increases of $0.6 million in General and administrative expense, $0.5 million in Accounts payable and accrued liabilities and $0.1 million in Contributed surplus.

(k)    Other

Other IFRS adjustments recorded on transition resulted in increases of $5.6 million in Provisions and $6.1 million in Accumulated deficit, and decreases of $1.2 million in Deferred tax liabilities and $1.7 million in Accumulated other comprehensive loss.

II) Other significant IFRS accounting policies

The following accounting policy changes did not result in adjustments to the Company's opening balance sheet and did not impact Company's operating results for the six months ended June 30, 2010.

Business combinations

IFRS 1 permits companies to apply IFRS 3 Business Combinations ("IFRS 3") prospectively to business combinations occurring on or after the transition date, being January 1, 2010 for the Company. As a result of applying this election, the Company will restate any business combinations effected during the 2010 year which were originally reported under Canadian GAAP, for comparative reporting in 2011. The alternative, retrospective application of IFRS 3, would have required the restatement of all business combinations occurring prior to the date of transition to IFRS in addition to those occurring on or after January 1, 2010.

The election of this exemption, however, did not preclude the Company from assessing its assets that were acquired and liabilities assumed through business combinations occurring prior to the Company's transition date to comply with IFRS requirements in establishing the Company's opening balance sheet at January 1, 2010.

We elected the business combinations exemption under IFRS 1 and adopted IFRS 3 prospectively beginning on January 1, 2010 and as such did not restate business combinations effected prior to the transition to IFRS.

In addition, there are several differences between currently effective Canadian GAAP, CICA 1581 Business Combinations, and IFRS 3. The differences that we expect may have a significant impact on the Company's accounting for business combinations occurring after January 1, 2010 are:

•
Valuation of equity securities issued by an acquirer in a business combination - the Company currently values such securities by reference to their market price around the date the terms of the acquisition are agreed to and announced. Under IFRS, the valuation of equity securities issued by an acquirer in a business combination must be valued by reference to their market price on the closing date.

•
Transaction costs - the Company currently capitalizes direct, incremental acquisition related costs in the cost of the acquisition. Under IFRS, acquisition related costs paid to third parties are excluded from the capitalized cost of acquisition, and expensed by the acquirer.

•
Restructuring costs - the Company currently recognizes provisions for restructuring associated with the acquiree's operations as assumed liabilities at the date of acquisition in a business combination if certain conditions are met. Under IFRS, only those restructuring costs meeting the criteria for recognition by the acquiree can be recorded as a liability assumed at the date of acquisition in a business combination.

As a result of the differences in the determination of the purchase price under IFRS, we expect to record an increase in the purchase price of our acquisition of Red Back as at September 17, 2010 by $1,361.8 million to $8,720.4 million.

Goodwill

Under Canadian GAAP, the Company currently recognizes exploration potential acquired in a business combination (referred to as "Expected Additional Value" or "EAV") within goodwill. IFRS requires that exploration potential be classified separately from goodwill. As a result of the use of the optional exemption related to business combinations, exploration potential currently recognized within goodwill remained as goodwill on the date of transition and goodwill was assessed for impairment in accordance with IFRS. We intend to recognize exploration potential acquired in business combinations

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         77

effected on or after January 1, 2010 as part of the value beyond proven and probable ("VBPP") within Property, plant and equipment.

As the Company's goodwill balance will not include exploration potential acquired in business combinations on or after January 1, 2010 under IFRS, the Company has adopted a new goodwill impairment model. This model uses a net asset valuation ("NAV") multiple methodology which applies a market multiple to the estimated present value of future cash flows for the Company's cash generating units to which goodwill is allocated. The resulting fair value estimate is then compared to the carrying value of the cash generating unit to determine and measure any impairment.

On transition to IFRS, we did not record any goodwill impairment charges on the Company's opening balance sheet.

In addition, as a result of the difference in classification of EAV, we expect to record an adjustment to reallocate the EAV acquired in our acquisition of Red Back from goodwill to mineral interests within property, plant and equipment.

Kinross Gold Corporation
Reconciliation of Consolidated Balance Sheet
As at January 1, 2010

(Unaudited, expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

Assets						Assets
Current assets						Current assets
Cash, cash equivalents and short-term investments		$632.4	$-	$(35.0)	$597.4	Cash and cash equivalents
Restricted Cash		24.3	-	-	24.3	Restricted cash
		-	-	35.0	35.0	Short term investments
Accounts receivable and other assets		135.5	-	-	135.5	Accounts receivable and other assets
Inventories		554.4	-	-	554.4	Inventories
Unrealized fair value of derivative assets		44.3	-	-	44.3	Unrealized fair value of derivative assets

		1,390.9	-	-	1,390.9
						Non-current assets
Property, plant and equipment	(a)(b)(c)(f)(i)	4,989.9	(153.2)	-	4,836.7	Property, plant and equipment
Goodwill		1,179.9	-	-	1,179.9	Goodwill
Long-term investments	(g)	292.2	16.3	(150.7)	157.8	Long-term investments
		-		150.7	150.7	Investments in associates and working interests
		-	-	-	-	Deferred tax assets
Unrealized fair value of derivative assets		1.9	-	-	1.9	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		158.4	-	-	158.4	Deferred charges and other long-term assets

		$8,013.2	$(136.9)	$-	$7,876.3

Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable and accrued liabilities	(j)	$312.9	$(0.9)	$(24.4)	$287.6	Accounts payable and accrued liabilities
		-	-	24.4	24.4	Current tax payable
Current portion of long-term debt		177.0	-	-	177.0	Current portion of long-term debt
Current portion of reclamation and remediation obligations		17.1	-	-	17.1	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(e)	131.0	83.6	-	214.6	Current portion of unrealized fair value of derivative liabilities

		638.0	82.7	-	720.7
						Non-current liabilities
Long-term debt	(d)	515.2	(39.4)	-	475.8	Long-term debt
	(b)(k)	-	169.0	279.5	448.5	Provisions
	(d)	-	77.2	212.8	290.0	Unrealized fair value of derivative liabilities
Other long-term liabilities		543.0	-	(492.3)	50.7	Other long-term liabilities
Future income and mining taxes	(a)(b)(c)(f)(i)(k)	624.6	(390.3)	-	234.3	Deferred tax liabilities

		2,320.8	(100.8)	-	2,220.0

Non-controlling interest		132.9	-	(132.9)	-
						Equity
Common shareholders' equity						Common shareholders' equity
Common share capital and common share purchase warrants	(e)	6,448.1	(68.8)	-	6,379.3	Common share capital and common share purchase warrants
Contributed surplus	(d)(j)	169.6	(62.2)	-	107.4	Contributed surplus
Accumulated deficit		(838.1)	97.5	-	(740.6)	Accumulated deficit
Accumulated other comprehensive loss	(k)	(220.1)	1.7	-	(218.4)	Accumulated other comprehensive loss

		5,559.5	(31.8)	-	5,527.7
	(a)(b)(c)		(4.3)	132.9	128.6	Non-controlling interest

		5,559.5	(36.1)	132.9	5,656.3

		$8,013.2	$(136.9)	$-	$7,876.3

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         79

Kinross Gold Corporation
Reconciliation of Consolidated Balance Sheet
As at March 31, 2010

(Unaudited, expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

Assets						Assets
Current assets						Current assets
Cash, cash equivalents and short-term investments		$1,091.1	$-	$(25.0)	$1,066.1	Cash and cash equivalents
Restricted Cash		46.3	-	-	46.3	Restricted cash
		-	-	25.0	25.0	Short term investments
Accounts receivable and other assets		143.6	-	-	143.6	Accounts receivable and other assets
Inventories		528.4	-	-	528.4	Inventories
Unrealized fair value of derivative assets		42.2	-	-	42.2	Unrealized fair value of derivative assets

		1,851.6	-	-	1,851.6
						Non-current assets
Property, plant and equipment	(a)(b)(c)(f)(i)	4,402.8	(145.8)	-	4,257.0	Property, plant and equipment
Goodwill		818.9	-	-	818.9	Goodwill
Long-term investments	(g)	718.9	22.0	(556.4)	184.5	Long-term investments
	(h)	-	43.1	556.4	599.5	Investments in associates and working interests
		-	-	-	-	Deferred tax assets
Unrealized fair value of derivative assets		7.5	-	-	7.5	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		179.9	-	-	179.9	Deferred charges and other long-term assets

		$7,979.6	$(80.7)	$-	$7,898.9

Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable and accrued liabilities	(j)	290.6	(3.3)	(59.6)	$227.7	Accounts payable and accrued liabilities
	(f)	-	2.3	59.6	61.9	Current tax payable
Current portion of long-term debt		132.6	-	-	132.6	Current portion of long-term debt
Current portion of reclamation and remediation obligations		15.9	-	-	15.9	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(e)	148.8	61.7	-	210.5	Current portion of unrealized fair value of derivative liabilities

		587.9	60.7	-	648.6
						Non-current liabilities
Long-term debt	(d)	507.4	(36.9)	-	470.5	Long-term debt
	(b)(k)	-	167.2	287.7	454.9	Provisions
	(d)	-	58.2	178.0	236.2	Unrealized fair value of derivative liabilities
Other long-term liabilities		517.7	-	(465.7)	52.0	Other long-term liabilities
Future income and mining taxes	(a)(b)(c)(f)(i)(k)	529.6	(371.0)	-	158.6	Deferred tax liabilities

		2,142.6	(121.8)	-	2,020.8

Non-controlling interest		150.6	-	(150.6)	-
						Equity
Common shareholders' equity						Common shareholders' equity
Common share capital and common share purchase warrants	(e)	6,463.0	(68.8)	-	6,394.2	Common share capital and common share purchase warrants
Contributed surplus	(d)	165.7	(61.7)	-	104.0	Contributed surplus
Accumulated deficit		(762.3)	168.2	-	(594.1)	Accumulated deficit
Accumulated other comprehensive loss	(k)	(180.0)	7.4	-	(172.6)	Accumulated other comprehensive loss

		5,686.4	45.1	-	5,731.5
	(a)(b)(c)	-	(4.0)	150.6	146.6	Non-controlling interest

		5,686.4	41.1	150.6	5,878.1

		$7,979.6	$(80.7)	$-	$7,898.9

Kinross Gold Corporation
Reconciliation of Consolidated Statement of Operations
Three months ended March 31, 2010

(Unaudited, expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

Revenue						Revenue
Metal sales		$657.6	$-	$-	$657.6	Metal sales
Operating costs and expenses						Cost of sales
Cost of sales (excludes reclamation, depreciation and amortization)	(f)	277.4	(2.6)	-	274.8	Production costs
Accretion and reclamation expense		5.2	-	(5.2)	-
Depreciation, depletion and amortization	(a)(b)(c)(i)	128.9	1.7	-	130.6	Depreciation, depletion and amortization

		411.5	(0.9)	(5.2)	405.4	Total Cost of sales

		246.1	0.9	5.2	252.2	Gross Profit

Other operating costs	(c)	6.2	(6.6)	-	(0.4)	Other operating costs
Exploration and business development	(c)	18.2	(5.3)	-	12.9	Exploration and business development
General and administrative	(j)	28.3	0.7	-	29.0	General and administrative

Operating earnings		193.4	12.1	5.2	210.7	Operating earnings
Other income (expense) - net	(d)(e)(f)(h)	24.1	80.9	8.6	113.6	Other income (expense) - net
	(g)	-	1.7	(3.2)	(1.5)	Equity in losses of associates
		-	-	0.7	0.7	Finance income
	(a)(b)(d)	-	(3.5)	(13.3)	(16.8)	Finance expense

Earnings before taxes and other items		217.5	91.2	(2.0)	306.7	Earnings before taxes
Income and mining taxes expense - net	(a)(b)(c)(f)(h)	(78.8)	(20.2)	(1.2)	(100.2)	Income tax expense - net
Equity in losses of associated companies		(3.2)	-	3.2	-
Non-controlling interest of subsidiary		(24.9)	-	24.9	-

Net earnings		$110.6	$71.0	$24.9	$206.5	Net earnings

	(a)(b)(c)	-	(0.3)	(24.9)	(25.2)	Attributed to non-controlling interest

		110.6	70.7	-	181.3	Attributed to common shareholders

Earnings per share						Earnings (loss) per share
Basic		$0.16			$0.26	Basic
Diluted		$0.16			$0.26	Diluted
Weighted average number of common shares outstanding (millions)						Weighted average number of common shares outstanding (millions)
Basic		696.4			696.4	Basic
Diluted		699.7			699.7	Diluted

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         81

Kinross Gold Corporation
Reconciliation of Consolidated Balance Sheet
As at June 30, 2010

(Unaudited, expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

Assets						Assets
Current assets						Current assets
Cash, cash equivalents and short-term investments		$694.8	$-	$-	$694.8	Cash and cash equivalents
Restricted Cash		25.1	-	-	25.1	Restricted cash
		-	-	-	-	Short term investments
Accounts receivable and other assets		195.6	-	-	195.6	Accounts receivable and other assets
Inventories		538.4	-	-	538.4	Inventories
Unrealized fair value of derivative assets		57.5	-	-	57.5	Unrealized fair value of derivative assets

		1,511.4	-	-	1,511.4
						Non-current assets
Property, plant and equipment	(a)(b)(c)(f)(i)	4,519.1	(136.5)	-	4,382.6	Property, plant and equipment
Goodwill		818.9	-	-	818.9	Goodwill
Long-term investments	(g)	1,352.8	-	(557.0)	795.8	Long-term investments
	(h)	-	41.4	557.0	598.4	Investments in associates and working interests
		-	-	-	-	Deferred tax assets
Unrealized fair value of derivative assets		17.3	-	-	17.3	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		167.0	-	-	167.0	Deferred charges and other long-term assets

		$8,386.5	$(95.1)	$-	$8,291.4

Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable and accrued liabilities	(j)	$302.6	$(4.5)	$(67.2)	$230.9	Accounts payable and accrued liabilities
	(f)	-	3.5	67.2	70.7	Current tax payable
Current portion of long-term debt		121.8	-	-	121.8	Current portion of long-term debt
Current portion of reclamation and remediation obligations		14.7	-	-	14.7	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(e)	205.8	60.4	-	266.2	Current portion of unrealized fair value of derivative liabilities

		644.9	59.4	-	704.3
					-	Non-current liabilities
Long-term debt	(d)	589.1	(34.2)	-	554.9	Long-term debt
	(b)(k)	-	165.4	292.2	457.6	Provisions
	(d)	-	41.9	165.3	207.2	Unrealized fair value of derivative liabilities
Other long-term liabilities		514.9	-	(457.5)	57.4	Other long-term liabilities
Future income and mining taxes	(a)(b)(c)(f)(i)(k)	502.5	(352.0)	-	150.5	Deferred tax liabilities

		2,251.4	(119.5)	-	2,131.9

Non-controlling interest		180.2	-	(180.2)	-
						Equity
Common shareholders' equity						Common shareholders' equity
Common share capital and common share purchase warrants	(e)	6,587.4	(68.8)	-	6,518.6	Common share capital and common share purchase warrants
Contributed surplus	(d)	176.1	(62.1)	-	114.0	Contributed surplus
Accumulated deficit		(658.5)	174.8	-	(483.7)	Accumulated deficit
Accumulated other comprehensive loss	(k)	(150.1)	(16.5)	-	(166.6)	Accumulated other comprehensive loss

		5,954.9	27.4	-	5,982.3
	(a)(b)(c)	-	(3.0)	180.2	177.2	Non-controlling interest

		5,954.9	24.4	180.2	6,159.5

		$8,386.5	$(95.1)	$-	$8,291.4

Kinross Gold Corporation
Reconciliation of Consolidated Statement of Operations
Three months ended June 30, 2010

(Unaudited, expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

Revenue						Revenue
Metal sales		$696.6	$-	$-	696.6	Metal sales
Operating costs and expenses						Cost of sales
Cost of sales (excludes reclamation, depreciation and amortization)	(f)	289.9	(1.5)	-	288.4	Production costs
Accretion and reclamation expense		5.2	-	(5.2)	-
Depreciation, depletion and amortization	(a)(b)(c)(i)	112.6	4.3	-	116.9	Depreciation, depletion and amortization

		407.7	2.8	(5.2)	405.3	Total Cost of sales

		288.9	(2.8)	5.2	291.3	Gross Profit

Other operating costs	(c)	8.0	(8.5)	-	(0.5)	Other operating costs
Exploration and business development	(c)	27.4	(8.1)	-	19.3	Exploration and business development
General and administrative	(j)	33.0	(0.1)	-	32.9	General and administrative

Operating earnings		220.5	13.9	5.2	239.6	Operating earnings
Other income (expense) - net	(d)(e)(f)(h)	(18.5)	11.3	7.4	0.2	Other income (expense) - net
	(g)	-	0.2	(0.8)	(0.6)	Equity in losses of associates
		-	-	0.7	0.7	Finance income
	(a)(b)(d)	-	(3.9)	(12.2)	(16.1)	Finance expense

Earnings before taxes and other items		202.0	21.5	0.3	223.8	Earnings before taxes
Income and mining taxes expense - net	(a)(b)(c)(f)(h)	(67.8)	(13.9)	(1.1)	(82.8)	Income tax expense - net
Equity in losses of associated companies		(0.8)	-	0.8	-
Non-controlling interest of subsidiary		(29.6)	-	29.6	-

Net earnings		$103.8	$7.6	$29.6	141.0	Net earnings

	(a)(b)(c)	-	(1.0)	(29.6)	(30.6)	Attributed to non-controlling interest

		103.8	6.6	-	110.4	Attributed to common shareholders

Earnings per share						Earnings (loss) per share
Basic		$0.15			$0.16	Basic
Diluted		$0.15			$0.16	Diluted
Weighted average number of common shares outstanding (millions)						Weighted average number of common shares outstanding (millions)
Basic		698.8			698.8	Basic
Diluted		702.6			702.6	Diluted

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         83

Kinross Gold Corporation
Reconciliation of Consolidated Statement of Operations
Six months ended June 30, 2010

(Unaudited, expressed in millions of United States dollars)

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

Revenue						Revenue
Metal sales		$1,354.2	$-	$-	$1,354.2	Metal sales
Operating costs and expenses						Cost of sales
Cost of sales (excludes reclamation, depreciation and amortization)	(f)	567.3	(4.1)	-	563.2	Production costs
Accretion and reclamation expense		10.4	-	(10.4)	-
Depreciation, depletion and amortization	(a)(b)(c)(i)	241.5	6.0	-	247.5	Depreciation, depletion and amortization

		819.2	1.9	(10.4)	810.7	Total Cost of sales

		535.0	(1.9)	10.4	543.5	Gross Profit

Other operating costs	(c)	14.2	(15.1)	-	(0.9)	Other operating costs
Exploration and business development	(c)	45.6	(13.4)	-	32.2	Exploration and business development
General and administrative	(j)	61.3	0.6	-	61.9	General and administrative

Operating earnings		413.9	26.0	10.4	450.3	Operating earnings
Other income (expense) - net	(d)(e)(f)(h)	5.6	92.2	16.0	113.8	Other income (expense) - net
	(g)	-	1.9	(4.0)	(2.1)	Equity in losses of associates
		-	-	1.4	1.4	Finance income
	(a)(b)(d)	-	(7.4)	(25.5)	(32.9)	Finance expense

Earnings before taxes and other items		419.5	112.7	(1.7)	530.5	Earnings before taxes
Income and mining taxes expense - net	(a)(b)(c)(f)(h)	(146.6)	(34.1)	(2.3)	(183.0)	Income tax expense - net
Equity in losses of associated companies		(4.0)	-	4.0	-
Non-controlling interest of subsidiary		(54.5)	-	54.5	-

Net earnings		$214.4	$78.6	$54.5	$347.5	Net earnings

	(a)(b)(c)	-	(1.3)	(54.5)	(55.8)	Attributed to non-controlling interest

		214.4	77.3	-	291.7	Attributed to common shareholders

Earnings per share						Earnings (loss) per share
Basic		$0.31			$0.42	Basic
Diluted		$0.31			$0.42	Diluted
Weighted average number of common shares outstanding (millions)						Weighted average number of common shares outstanding (millions)
Basic		697.6			697.6	Basic
Diluted		701.3			701.3	Diluted

III) IFRS recent pronouncements

Joint Arrangements

The International Accounting Standards Board ("IASB") has issued Exposure Draft 9 Joint Arrangements ("ED 9") which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting. ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting. ED 9 is expected to result in the issue of a final IFRS standard in 2011, which the Company will be required to adopt during a period subsequent to its transition to IFRS. The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

Financial instruments

The IASB has issued IFRS 9 Financial Instruments which proposes to replace IAS 39 Financial instruments: Recognition and Measurement. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification within measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories.

This standard is effective for the Company's annual year end beginning January 1, 2013. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

10. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Kinross' accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the Company's consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

•
Purchase price allocation;

•
Goodwill and Goodwill Impairment;

•
Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets;

•
Long-term investments;

•
Depreciation, depletion and amortization;

•
Inventories;

•
Reclamation and remediation obligations; and

•
Income and mining taxes

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         85

Goodwill and Goodwill Impairment

The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired, is goodwill. Goodwill is allocated to the reporting units acquired based on management's estimates of the fair value of each reporting unit as compared with the fair value of the assets and liabilities of the reporting unit. Under the Company's goodwill policy, goodwill is attributed to the following factors:

•
Expected additional value ("EAV") from identified exploration targets at the reporting unit is calculated based on management's estimates of the ounces at such targets, based on the specific geological attributes of the mineral property and based on prices in market transactions involving properties with similar exploration targets;

•
The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties in the future. This optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price; and

•
The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

At the date of acquisition, the fair value of a reporting unit is comprised of the following:

•
Discounted nominal cash flows of reserves and resources, which includes estimates for capital expenditures.

•
Fair value of exploration properties based on market comparable data.

•
Goodwill.

The value associated with EAV is assigned to reporting units at the date of acquisition. Residual goodwill represented by optionality and going-concern value as described above, is also assigned to reporting units at the date of acquisition. However, the Company assigns residual goodwill to reporting units using a relative fair value methodology.

Discounted nominal cash flows are estimated based on the Company's life-of-mine plans and include the following estimates and assumptions:

•
estimated future recoverable mine production based on Proven and Probable Reserves, Measured, Indicated and Inferred Resources, metal grades and recovery rates;

•
metal prices, foreign exchange, inflation, tax rates and operating and abandonment costs, and

•
capital expenditures, which are all based on life-of-mine plans representing the budgets and long-term business plans for each reporting unit.

The fair value arrived at as described above is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The use of estimates and assumptions is subjective and therefore it is possible that actual future cash flows may differ significantly from projected future results prepared using numerous estimates and assumptions. Each of the estimates and assumptions noted above are subject to significant risks and uncertainties.

The Company evaluates the carrying amount of goodwill allocated to reporting units on an annual basis and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit may have been impaired. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

At impairment testing dates, the fair value of the reporting unit is estimated based on a computation of the reporting unit's discounted cash flows which requires assumptions similar to those used at the acquisition dates, together with the fair value of exploration properties based on market comparable data and the expected additional value based on the expected ability to find additional ore.

However, in applying the Company's accounting policy at impairment testing dates, no value is computed or attributed for the optionality and the going concern value, which are contributors to goodwill at the time that the reporting units were acquired. Under the Company's accounting policy these amounts are considered to exist at the corporate level and cannot be attributed to individual reporting units or individual mines. By not attributing any value to the optionality and going-concern value at the individual mines, an impairment of acquired goodwill, with all other assumptions including gold price and reserves remaining constant, is likely to occur at the time of the first impairment test after acquisition. Positive changes in valuation inputs such as the gold price and reserves in the period prior to the impairment test could moderate or eliminate any impairment.

The timing and extent of future goodwill impairment charges, beyond the first impairment test after an acquisition, is dependant on a number of factors and assumptions that impact the fair value of the reporting unit as previously discussed, such as gold prices. Furthermore, since mines have a finite life and the Company tests them for impairment at the reporting unit level, the extent to which reserves and resources are depleted and not replaced and the extent to which expected additional value is not converted to reserves or resources, a goodwill impairment charge may be recorded. If there are no goodwill impairment charges during the mine life, it is expected that the carrying value of goodwill would be written off at the end of the mine life.

The application of the Company's goodwill policy resulted in a substantial goodwill impairment in 2003 relating to an acquisition made by the Company for which goodwill was recorded. In 2008, the application of this policy resulted in an impairment charge of $994.1 million, related to reporting units acquired through the acquisition of Bema Gold Corporation.

At December 31, 2010, key estimates include estimates and assumptions for Reserves and Resources, the gold and silver price and discount rates. The Company used the Reserves and Resources for each reporting unit as disclosed in the "Mineral Reserve and Resource Statement" at December 31, 2010, a long-term gold price of $1,052 per ounce of gold, a long-term silver price of $18.41 per ounce, a 7.0% discount rate applied to Proven and Probable Reserves and Measured and Indicated Resources and a 10.0% discount rate applied to Inferred Resources.

While the Company believes that the approach used to calculate estimated fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price and other assumptions discussed previously, may change significantly from current expectations. For 2010, a reduction in the forecasted gold price used to test impairment of 10% would not have resulted in any impairment charge.

Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets

Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment whenever events or circumstances indicate that the carrying amounts of these assets might not be recoverable. When the carrying amount exceeds the undiscounted cash flow, an impairment loss is measured and recorded. Future cash flows are based on estimated recoverable production as determined from Proven and Probable Reserves and Measured, Indicated and Inferred Resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. The fair values of exploration-stage

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         87

properties are estimated based primarily on recent transactions involving similar properties adjusted for any infrastructure that may already be in place. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Therefore, it is possible that changes in estimates with respect to the Company's mine plans could occur which may affect the expected recoverability of Kinross' investments in the carrying value of the assets. The components of the asset impairment charges are discussed in "Impairment of Goodwill and Property, Plant and Equipment" under the "Consolidated Financial Results" section.

Included in the carrying value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging Issues Committee abstract "EIC - 152 - Mining assets - Impairment and Business Combinations" and has been interpreted differently by different mining companies. The Company's adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

Long-term Investments

Long-term investments in equity securities are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on Proven and Probable Reserves.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves, are capitalized. All such costs are depleted using the UOP method based on recoverable ounces to be mined from proven and probable mineral reserves.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and depleted using the UOP method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

The calculation of the UOP rate, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of proven and probable mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). Average cost is determined by using a trailing average of cost of production for a period of no longer than three months. NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Reclamation and Remediation Obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         89

Future remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2010, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $613.5 million. The net present value of estimated future cash outflows for reclamation and remediation obligations was $354.6 million and $269.8 million at December 31, 2010 and 2009, respectively.

Income and Mining Taxes

The Company recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 15 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes as discussed under the section "Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets". To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

Recent Accounting Pronouncements

Business combinations, Consolidated financial statements and Non-controlling interest

In 2008, the CICA issued Handbook Section 1582, "Business Combinations" ("Section 1582"), which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601 "Consolidated Financial Statements" and 1602 "Non-controlling interests". These sections will require that non-controlling interest be presented as part of shareholders' equity on the balance sheet and the controlling parent to present 100 percent of the subsidiary's results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted.

For new accounting pronouncements adopted see Note 3 of the consolidated financial statements.

11. RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's most recently filed Annual Information Form, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewellery demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         91

While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental Risks

Kinross' mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil, Ecuador, Chile, Mauritania and Ghana are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Reserve Estimates

The reserve and resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and Probable Reserves at Kinross' mines and development projects were estimated as of December 31, 2010, based upon a gold price of $900 per ounce of gold. Prior to 2002, gold prices were significantly below these levels.

Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' reserves. Should such reductions occur, material write-downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Production and Cost Estimates

Kinross prepares estimates of future production, operating costs and capital costs for its operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross' future cash flows, forward sales program, profitability, results of operations and financial condition.

Kinross' actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Political, Economic and Legislative Risk

Kinross has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         93

on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies respecting foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

Kinross is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of ruble revenues into foreign currency. However, the market in the Russian Federation for the conversion of rubles into foreign currencies is limited. Further, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavours to be in compliance with these regulations at all times.

Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company's ability to develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company's ability to develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Ventures

Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Interest Rate Fluctuations

Fluctuations in interest rates can affect Kinross' results of operations and cash flow. The Company's credit facilities are subject to variable interest rates.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2011, sensitivity to a 10% change in the gold price is estimated to have a $324.4 million on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2011, sensitivity to a 10% change in the silver price is estimated to have an $29.9 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

Hedging Risks

Kinross' net earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired on a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2010, Kinross had gold and silver forward sales contracts and gold spot deferred forward sales contracts acquired with the acquisition of Bema. Included in the portfolio are gold and silver hedge contracts required as part of the Kupol financing requirements. In addition, Kinross had gold forward purchases contracts offsetting the Kupol sales contracts, and purchased silver put options and written silver call options with respect to the production at the Puren deposit in Chile. Kinross does not include these financial instruments in testing for impairment of operating mines, mineral rights, and development properties.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which Kinross will realize from its operations since gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian rubles, Mauritanian ouguiya and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. Kinross' results are positively

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         95

affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalent balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. Currency hedging involves risks and may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Kinross' financial position. While the Chilean peso, Brazilian real and Russian ruble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.

Credit, Counterparty and Liquidity Risk

The Company is subject to counterparty risk and may be impacted, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating and the Company monitors the financial condition of each counterparty.

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating.

As at December 31, 2010, the Company's gross credit exposure was $253.6 million and at December 31, 2009, the gross credit exposure was $79.0 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place, that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects. The shortage of such commodities, equipment and parts or a significant increase of their cost could have a material adverse effect on the Company's ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company's operations in Chile. Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond Kinross' control. An increase in the cost, or decrease in the availability, of input commodities, equipment or parts may affect the timely conduct and cost of Kinross' operations and development projects. If the costs of certain commodities consumed or otherwise used in connection with Kinross' operations and development projects were to increase significantly, and remain at such levels for a substantial period, Kinross may determine that it is not economically feasible to continue commercial production at some or all of Kinross' operations or the development of some or all of Kinross' current projects, which could have an adverse impact on Kinross' financial performance and results of operations.

Potential for Incurring Unexpected Costs or Liabilities as a Result of the Acquisitions

Although the Company has conducted investigations in connection with the acquisitions of Red Back, Underworld, Dvoinoye and other recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions prove to be inaccurate. Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations or cash flows.

Current Global Financial Condition

Recent global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. The fallout from the current global financial crisis has resulted in the following conditions, which may have an impact on the operations and cash flows of the Company:

•
Volatility in commodity prices and foreign exchange rates,

•
Tightening of credit markets,

•
Increased counterparty risk, and

•
Volatility in the prices of publicly traded entities.

Although the tightening of credit markets has restricted the ability of certain companies to access capital, to date this has not had an impact on the Company's liquidity. The Company raised approximately $396 million in net proceeds from a 2009 public common share offering. Additionally, the Company re-negotiated its credit facilities in 2009 and has additional availability under its revolving credit facility of $512.3 million at December 31, 2010. However, continued tightening of credit markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date with respect to the counterparties it transacts with. The counterparties continue to be highly rated and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may have an impact on the value of publicly listed companies in Kinross' equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Management's Discussion and Analysis, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Management's Discussion and Analysis. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation and permitting of mining operations and development projects, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         97

not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "guidance", "targets", "models", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this Management's Discussion and Analysis, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of new tailings facilities) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies being consistent with Kinross' current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the approved feasibility study and the Company's current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of current mineral reserve and mineral resource estimates for the Company and any entity in which it now or hereafter directly or indirectly holds an interest; (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross' expectations;and (15) the viability of the Tasiast and Chirano mines, and the development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana or other countries in which the Company conducts business or may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Management's Discussion and Analysis are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce (4).

(4)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this Management's Discussion and Analysis, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's material mineral properties contained in this Management's Discussion and Analysis has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION 2010 ANNUAL REPORT                                                                         99